Exhibit 99.1

MANAGEMENT
INFORMATION
CIRCULAR

ANNUAL GENERAL MEETING
OF SHAREHOLDERS
TO BE HELD ON MAY 13, 2009

MANAGEMENT INFORMATION CIRCULAR

March 26, 2009

To our shareholders,

We are pleased to invite you to attend the 2009 Thomson Reuters annual general meeting of shareholders on Wednesday, May 13, 2009 at 10:00 a.m. (Eastern Daylight Time) / 3:00 p.m. (British Summer Time). The meeting will be held at The Thomson Reuters Building, 30 South Colonnade, Canary Wharf, London, United Kingdom. This will be a joint meeting of shareholders of Thomson Reuters Corporation and Thomson Reuters PLC. We will be offering a live video webcast of the meeting in Toronto at Roy Thomson Hall, which is located at 60 Simcoe Street. A webcast will also be available at www.thomsonreuters.com.

The business of the meeting will be to consider and, if thought fit, to pass the following resolutions and to transact any other business properly brought before the meeting and any adjourned or postponed meeting:

1	To elect directors of Thomson Reuters;

2	To re-appoint the auditors of Thomson Reuters and to authorize the directors to fix the auditors’ remuneration;

3	To receive the financial statements of Thomson Reuters for the year ended December 31, 2008 and the auditors’ reports on those statements;

4	To approve various items of routine business that require shareholder approval in accordance with U.K. regulatory requirements applicable to Thomson Reuters PLC; and

5	To transact any other business as may properly come before the meeting.

These matters are discussed in more detail in our notice of meeting and this management information circular. At the meeting, you will also have an opportunity to hear about our 2008 performance and our plans for Thomson Reuters going forward.

You are entitled to vote at the meeting, and any adjourned or postponed meeting, if you were a holder of our common shares as of 5:00 p.m. (Eastern Daylight Time) on March 31, 2009 or if you were a holder of our ordinary shares as of 6:00 p.m. (British Summer Time) on May 11, 2009. Your vote is important. Whether or not you plan to attend the annual meeting in person, please submit your vote as soon as possible using one of the voting methods described in the enclosed materials. Submitting your voting instructions by any of these methods will not affect your right to attend the meeting in person should you so choose.

The Thomson Reuters board considers all of the proposals described in the enclosed materials to be in the best interests of our shareholders. Accordingly, the board unanimously recommends that you cast your vote “FOR” all of these items of business.

Thank you for your continued support of, and interest in, Thomson Reuters.

Very truly yours,

/s/ David Thomson	/s/ Tom Glocer

David Thomson	Tom Glocer
Chairman of the Board	Chief Executive Officer

MANAGEMENT INFORMATION CIRCULAR

TABLE OF CONTENTS

1	About this Circular and Related Proxy Materials

1	Thomson Reuters Structure

2	Voting Information

5	Annual and Quarterly Financial Statements and Related MD&A

5	Electronic Delivery of Shareholder Communications

6	Principal Shareholder and Share Capital

6	Business of the Meeting

6	• Election of Directors

12	• Appointment and Remuneration of Independent Auditors

13	• Receipt of Financial Statements

13	• Routine U.K. Business Matters

15	Compensation Discussion and Analysis

28	Executive Compensation

32	Pension and Other Retirement Benefits

34	Termination Benefits

37	Director Compensation

40	Indebtedness of Officers, Directors and Employees

40	Directors’ and Officers’ Indemnification and Insurance

41	Report of the Audit Committee

42	Statement of Corporate Governance Practices

49	Share Repurchase Program

49	Additional Information

50	Directors’ Approval

A-1	Appendix A – Plan Descriptions

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ABOUT THIS CIRCULAR AND RELATED PROXY MATERIALS

We are providing this circular and proxy materials to you in connection with the annual general meeting of shareholders of Thomson Reuters to be held on Wednesday, May 13, 2009. This will be a joint meeting of shareholders of Thomson Reuters Corporation and Thomson Reuters PLC. As a shareholder, you are invited to attend the meeting. If you are unable to attend, you may still vote by completing the enclosed proxy form.

This circular describes the items to be voted on at the meeting and the voting process and contains additional information about executive compensation, corporate governance practices and other matters that will be discussed at the meeting.

Please see the “Voting Information” section below for an explanation of how you can vote on the matters to be considered at the meeting, whether or not you decide to attend the meeting.

Unless otherwise indicated, all dollar amounts in this circular are expressed in U.S. dollars, and information is as of March 26, 2009. Unless otherwise indicated, all British pound sterling amounts in this circular have been converted to U.S. dollars using the average exchange rate for 2008 (£1:US$1.8546).

THOMSON REUTERS STRUCTURE

We operate under a dual listed company (DLC) structure and have two parent companies, both of which are publicly listed:

•	Thomson Reuters Corporation; and

•	Thomson Reuters PLC.

These companies operate as a unified group pursuant to contractual arrangements as well as provisions in their organizational documents. Under the DLC structure, shareholders of Thomson Reuters Corporation and Thomson Reuters PLC both have a stake in Thomson Reuters, with cash dividend, capital distribution and voting rights that are comparable to the rights they would have if they were holding shares in one company carrying on the Thomson Reuters business.

Under the DLC structure, holders of Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares ordinarily vote together as a single decision-making body. This joint voting is accomplished through special voting shares issued by each company and held by a trustee who exercises the voting rights attached to those shares at every meeting of each company’s shareholders so as to give effect to the voting results recorded at the parallel meeting of the other company’s shareholders.

This year’s annual general meeting of shareholders will be held in London and will be linked by a video conference in Toronto so that shareholders in both locations may attend and speak at the meeting. We held our last shareholder meeting in Toronto in May 2008.

The following terms in this circular have the following meanings, unless otherwise indicated:

•	“Common shares” refers to common shares of Thomson Reuters Corporation;

•	“DLC structure” refers to the dual listed company structure under which Thomson Reuters Corporation, Thomson Reuters PLC and their respective consolidated subsidiaries operate as a unified group;

•	“Meeting” refers to the annual general meetings of shareholders of Thomson Reuters Corporation and Thomson Reuters PLC to be held on May 13, 2009, or any adjournment or postponement thereof;

•	“Ordinary shares” refers to ordinary shares of Thomson Reuters PLC and references also include American Depositary Shares (ADSs), each of which represents six ordinary shares;

•	“Reuters” refers to Reuters Group PLC before its acquisition by Thomson on April 17, 2008;

•	“Thomson” refers to The Thomson Corporation (now Thomson Reuters Corporation) before its acquisition of Reuters on April 17, 2008;

•
“Thomson Reuters,” “we,” “us” and “our” each refers collectively to Thomson Reuters Corporation, Thomson Reuters PLC and their respective consolidated subsidiaries operating as a unified group pursuant to the DLC structure;

•	“Thomson Reuters board” or “board” refers to the board of directors of each of Thomson Reuters Corporation and Thomson Reuters PLC; and

•	“Woodbridge” refers to The Woodbridge Company Limited and other companies affiliated with it.

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VOTING INFORMATION

What is the business of the meeting?

At the meeting, shareholders will be asked to vote on the items of business described in this document. We are not aware of any other matters to be considered at the meeting. However, you may also vote on any other business that may properly come before the meeting.

Who can vote at the meeting?

Holders of Thomson Reuters Corporation common shares as of 5:00 p.m. (Eastern Daylight Time) on March 31, 2009 and holders of Thomson Reuters PLC ordinary shares as of 6:00 p.m. (British Summer Time) on May 11, 2009 are entitled to vote at the meeting or any adjourned or postponed meeting. Each share is entitled to one vote.

Thomson Reuters Corporation shareholders should determine whether they are registered or non-registered holders.

•
You are a registered shareholder if your name appears on your share certificates, or if you hold your common shares in book-entry form on the records of Thomson Reuters Corporation’s transfer agent, Computershare Trust Company of Canada.

•
You are anon-registered shareholder if your name does not appear on your share certificates or if you hold your common shares in book-entry form through an intermediary. For example, you are a non-registered shareholder if your common shares are held in the name of a bank, trust company, securities broker, trustee or

The trustee holding our special voting shares will also vote at the meeting, as described below.

How many votes are required for approval?

A simple majority of votes cast, in person or by proxy, is required to approve most of the items of business specified in the notice of meeting which accompanies this circular. Certain routine items of business that require shareholder approval in accordance with U.K. regulatory requirements applicable to Thomson Reuters PLC are considered to be special resolutions. For these items, the required majority is in excess of 75% of the votes cast in person or by proxy.

In addition, any vote withheld by shareholders of Thomson Reuters PLC regarding those matters is not a vote under English law and will not be counted as for or against the resolution.

Who is soliciting my proxy?

Thomson Reuters management and directors may solicit your proxy for use at the meeting and any adjourned or postponed meeting.
Our management and directors may solicit proxies by mail and in person. We are paying all costs of solicitation.

Is my vote confidential?

Yes. Our registrars, Computershare and Equiniti, independently count and tabulate the proxies to preserve the confidentiality of individual shareholder votes. Proxies are referred to us only in cases where a shareholder clearly intends to communicate with management, in the event of questions as to the validity of a proxy or where it is necessary to do so to meet applicable legal requirements.

How will my votes be reflected at the parallel annual general meeting of Thomson Reuters PLC or Thomson Reuters Corporation (as the case may be)?

All of the matters to be considered at the meeting are “joint electorate actions” on which holders of Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares will vote together as a single decision-making body. Voting will work as follows:

•
For every vote cast at the meeting of Thomson Reuters Corporation’s shareholders, whether in person or by proxy, an equivalent vote will be cast on the corresponding resolution at the parallel meeting of Thomson Reuters PLC through the exercise of the special voting share issued by Thomson Reuters PLC; and

•
For every vote cast at the parallel meeting of Thomson Reuters PLC, whether in person or by proxy, an equivalent vote will be cast on the corresponding matter at the parallel meeting of Thomson Reuters Corporation’s shareholders through the exercise of the special voting share issued by Thomson Reuters Corporation.

Under Ontario law, shareholders of Thomson Reuters Corporation may either vote in favor of, or withhold their vote in respect of, the election of directors and the appointment of the auditors and authorization of the directors to fix their remuneration. As a result, any vote cast by shareholders of Thomson Reuters PLC against these matters at the meeting of Thomson Reuters PLC will be reflected as a vote withheld at the meeting of Thomson Reuters Corporation.

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How do I vote in person?

Thomson Reuters Corporation registered shareholders and Thomson Reuters PLC shareholders

You do not need to do anything except attend the meeting. Do not complete or return your proxy form, as your vote will be taken at the meeting. If you are attending the meeting in London, you should register with representatives of Equiniti when you arrive. If you are attending the meeting in Toronto, you should register with representatives of Computershare.

Thomson Reuters Corporation non-registered shareholders

You should do one of the following if you plan to attend the meeting:

•
If you have received a proxy form from your intermediary, insert your own name in the blank space provided on the proxy form to appoint yourself as proxyholder. If the intermediary has not signed the proxy form, you must sign and date it. Follow your intermediary’s instructions for returning the proxy form; or

•	If you have received a voting instruction form from your intermediary, follow your intermediary’s instructions for completing the form.

How do I vote by proxy?

If it is not convenient for you to attend the meeting, you may vote by proxy on the matters to be considered at the meeting in one of two ways. A proxy is a document that authorizes someone else to attend the meeting and cast votes for you.

•
You may authorize the directors of Thomson Reuters who are named on the enclosed proxy form to vote your shares as your proxyholder. You may give voting instructions by mail or through the Internet. Please refer to your proxy form for instructions.

•
You may appoint another person to attend the meeting on your behalf and vote your shares as your proxyholder. If you choose this option, you can appoint your proxy by mail or through the Internet. If you mail the proxy form, you must print that person’s name in the blank space provided on the back of the enclosed proxy form and you should indicate how you want your shares voted. Sign, date and return the proxy form in the envelope provided. If you vote through the Internet, you may also appoint another person to be your proxyholder. You may choose anyone to be your proxyholder; the person does not have to be another shareholder. You may be able to appoint more than one proxy, provided that each proxy is entitled to exercise the rights attaching to different shares held by you. If you do appoint more than one proxy, please enter the number of shares next to the proxy’s name that he or she is entitled to vote. The person you appoint must attend the meeting and vote on your behalf in order for your votes to be counted. Proxyholders should register with representatives of Computershare or Equiniti when they arrive at the meeting.

For Thomson Reuters Corporation non-registered shareholders who receive voting instruction forms, you should follow your intermediary’s instruction for completing the form.

Please remember that your proxy or voting instructions must be received by 5:00 p.m. (Eastern Daylight Time) on Monday, May 11, 2009 if you hold common shares and by 3:00 p.m. (British Summer Time) on Monday, May 11, 2009 if you hold ordinary shares. If the meeting is adjourned or postponed, the proxy cut-off deadline will be no later than 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned or postponed meeting.

CREST information for Thomson Reuters PLC shareholders

If you hold your ordinary shares through CREST and wish to appoint a proxy or proxies through the CREST electronic proxy appointment service, you may do so for the meeting and any adjournment(s) thereof by using the procedures described in the CREST Manual. If you are a CREST personal member or other CREST sponsored member, or have appointed a voting service provider(s), you should refer to your CREST sponsor or voting service provider(s), who will be able to take the appropriate action on your behalf.

In order for a proxy appointment or instruction made by means of the CREST service to be valid, the appropriate CREST message (a CREST Proxy Instruction) must be properly authenticated in accordance with Euroclear’s specifications and must contain the information required for such instructions as described in the CREST Manual. The message regardless of whether it constitutes the appointment of a proxy or an amendment to the instructions given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer’s agent (ID7RA01) no later than 3:00 p.m. (British Summer Time) on May 11, 2009. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time, any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that Euroclear does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting

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service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

Thomson Reuters PLC may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

Completion and return of a form of proxy, or the appointment of proxies through CREST, will not preclude you from attending and voting in person at the meeting.

How will my shares be voted if I appoint a proxyholder?

Your proxyholder must vote your shares on each matter according to your instructions if you have properly completed and returned a proxy form. If you have not specified how to vote on a particular matter, then your proxyholder can vote your shares as he or she sees fit. If you have appointed the directors of Thomson Reuters named on the enclosed proxy form as your proxyholder, and you have not specified how you want your shares to be voted, your shares will be voted FOR each of the items of business described in this circular.

What happens if any amendments are properly made to the resolutions to be considered or if other matters are properly brought before the meeting?

Your proxyholder will have discretionary authority to vote your shares as he or she sees fit. As of the date of this circular, management knows of no such amendment, variation or other matter expected to come before the meeting.

If I change my mind, how do I revoke my proxy or voting instructions?

If you have returned a proxy form or have given voting instructions, you may revoke them in any of the following ways:

•
By completing and signing a proxy form with a later date than the proxy form you previously returned, and delivering it to Computershare at any time before 5:00 p.m. (Eastern Daylight Time) on Monday, May 11, 2009 if you hold common shares, and before 3:00 p.m. (British Summer Time) on Wednesday, May 13, 2009 if you hold ordinary shares. If the meeting is adjourned or postponed, the deadline will be no later than 48 hours before any adjourned or postponed meeting for Thomson Reuters Corporation shareholders and prior to the start of any adjourned or postponed meeting for Thomson Reuters PLC shareholders;

•	By completing a written statement revoking your instructions, which is signed by you or your attorney authorized in writing, and delivering it:

°
To the offices of Computershare at any time before 5:00 p.m. (Eastern Daylight Time) on Tuesday, May 12, 2009 if you hold common shares, and to the offices of Equiniti at any time before 3:00 p.m. (British Summer Time) on Wednesday, May 13, 2009 if you hold ordinary shares. If the meeting is adjourned or postponed, the deadline will be no later than 48 hours before any adjourned or postponed meeting for Thomson Reuters Corporation shareholders and prior to the start of any adjourned or postponed meeting for Thomson Reuters PLC shareholders; or

°	To the Chair of the meeting before the meeting starts; or

°
If you are a Thomson Reuters Corporation non-registered shareholder, you may revoke a proxy or voting instructions (or a waiver of the right to receive meeting materials and to vote) given to your intermediary at any time by written notice to the intermediary, provided that the revocation is received by the intermediary at least seven days before the meeting. If your revocation is not received by that time, your intermediary is not required to act on it; or

°	In any other manner permitted by law.

How are votes counted for Thomson Reuters PLC joint holders or if a corporate representative is appointed?

In the case of joint holders of Thomson Reuters PLC ordinary shares, the vote of the senior holder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the other joint holder(s) and for this purpose, seniority will be determined by the order in which the names stand in the register of members of Thomson Reuters PLC in respect of the relevant joint holding.

In order to facilitate voting by corporate representatives at the meeting, arrangements will be put in place at the meeting so that (i) if a corporate shareholder has appointed the Chairman as its corporate representative with instructions to vote on a poll in accordance with the directions of all of the other corporate representatives for that shareholder at the meeting, then on a poll those corporate representatives will give voting directions to the Chairman and the Chairman will vote (or withhold a vote) as corporate representative in accordance with

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those directions; and (ii) if more than one corporate representative for the same corporate shareholder attends the meeting but the corporate shareholder has not appointed the Chairman as its corporate representative, a designated corporate representative will be nominated, from those corporate representatives who attend, who will vote on a poll and the other corporate representatives will give voting directions to that designated corporate representative. Corporate shareholders are referred to the guidance issued by the Institute of Chartered Secretaries and Administrators on proxies and corporate representatives (www.icsa.org.uk) for further details of this procedure. The guidance includes a sample form of representation letter if the Chairman is being appointed as described above.

What should I do if I am a person nominated by a Thomson Reuters PLC shareholder to receive information rights but I am not a Thomson Reuters PLC shareholder?

A person nominated by a Thomson Reuters PLC shareholder to receive information (such as this circular) under English law has a right to be appointed (or to have someone else appointed) as a proxy for the meeting. If a nominated person does not have a proxy appointment right or does not wish to exercise it, he or she may have a right to give instructions to the shareholder as to the exercise of voting rights. The provisions earlier in this “Voting Information” section regarding the rights of shareholders for the appointment of proxies do not apply to a nominated person, as the rights described earlier can only be exercised by registered shareholders of Thomson Reuters PLC. Nominated persons are reminded that they should contact the registered holder of their shares (and not Thomson Reuters PLC) on matters relating to their investments in the company.

ANNUAL AND QUARTERLY FINANCIAL STATEMENTS AND RELATED MD&A

Our annual and quarterly reports and earnings releases are available in the “Investor Relations” section of our website, www.thomsonreuters.com. Please also see the “Electronic Delivery of Shareholder Communications” section below for information about electronic delivery of these reports and other shareholder communications.

Our primary financial statements for shareholders are Thomson Reuters Corporation’s consolidated financial statements, which account for Thomson Reuters PLC as a subsidiary. For U.K. regulatory purposes, we are required to publish standalone Thomson Reuters PLC financial statements. These standalone financial statements do not account for Thomson Reuters Corporation and its subsidiaries and do not provide meaningful information for investors because they are not indicative of the financial position, results of operations or cash flows of Thomson Reuters as a whole.

ELECTRONIC DELIVERY OF SHAREHOLDER COMMUNICATIONS

Does Thomson Reuters provide electronic delivery of shareholder communications?

Yes. Electronic delivery is a voluntary program for our shareholders. Under this program, an e-mail notification is sent advising you that documents (such as this circular) that must be delivered under applicable securities law are available on our website.

Electronic delivery reduces the cost and environmental impact of producing and distributing paper copies of documents in very large quantities. It also provides shareholders with faster access to information about Thomson Reuters.

How can I enroll for electronic delivery of shareholder communications?

Thomson Reuters Corporation shareholders

If you are a registered shareholder, please go to www.computershare.com and click “Enroll for e-delivery” under the “Shareholder Services” menu. You will need your Holder Account Number and postal/zip code. You can find your Holder Account Number on your proxy form.

For most non-registered shareholders, please go to www.investordelivery.com for more instructions and to register. You will need your Enrollment Number/Control Number. You can find this number on your voting instruction form/proxy form.

Thomson Reuters PLC shareholders

Please go to www.shareview.co.uk. You will need your Shareholder Reference Number, which can be found on your proxy form. If you register online, you will need to create your own password. A few days after you have submitted your registration online, Equiniti will mail a letter to your registered address containing your access number. This is a secure code you can use on the Shareview site to administer your shareholding in Thomson Reuters PLC. If you have a joint shareholding, only the first-named holder is eligible to register for this service. If you are already registered with Shareview but have not yet registered for electronic communications, please log onto Shareview using your existing access number and password and ensure that your mailing preference is shown as “e-mail”. If it is not, you can update your preference by clicking on “change” next to the description.

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PRINCIPAL SHAREHOLDER AND SHARE CAPITAL

As of March 26, 2009, there were 647,102,492 Thomson Reuters Corporation common shares and 181,229,241 Thomson Reuters PLC ordinary shares issued and outstanding. Each share carries one vote.

Under the DLC structure, holders of common shares and ordinary shares ordinarily vote together as a single decision-making body and, in that sense, have voting interests in Thomson Reuters. Based on the issued share capital of Thomson Reuters Corporation and of Thomson Reuters PLC as of March 26, 2009, Woodbridge had a voting interest in Thomson Reuters of approximately 55% and is the principal and controlling shareholder of Thomson Reuters. On March 26, 2009, Woodbridge beneficially owned 438,418,486 Thomson Reuters Corporation common shares and 16,725,287 Thomson Reuters PLC ordinary shares.

Woodbridge, a private company, is the primary investment vehicle for members of the family of the late Roy H. Thomson, the first Lord Thomson of Fleet. Woodbridge is a professionally managed company that, in addition to its controlling interest in Thomson Reuters, has other substantial investments.

Prior to his passing in June 2006, Kenneth R. Thomson controlled Thomson through Woodbridge. He did so by holding shares of a holding company of Woodbridge, Thomson Investments Limited. Under his estate arrangements, the 2003 TIL Settlement, a trust of which the trust company subsidiary of a Canadian chartered bank is trustee and members of the family of the late first Lord Thomson of Fleet are beneficiaries, holds those holding company shares. Kenneth R. Thomson established these arrangements to provide for longterm stability of the business of Woodbridge. The equity of Woodbridge continues to be owned by members of successive generations of the family of the first Lord Thomson of Fleet.

Under the estate arrangements of Kenneth R. Thomson, the directors and officers of Woodbridge are responsible for its business and operations. In certain limited circumstances, including very substantial dispositions of Thomson Reuters Corporation common shares by Woodbridge, the estate arrangements provide for approval of the trustee to be obtained.

Note 24 to our 2008 consolidated financial statements provides information on certain transactions that we entered into with Woodbridge in 2008 and 2007.

To our knowledge, no other person has a voting interest of 10% or more in Thomson Reuters.

BUSINESS OF THE MEETING

Proposal 1 (Resolutions 1–15): Election of Directors

At the meeting, 15 individuals are proposed to be elected to the Thomson Reuters board. Each director elected will continue to hold office until the next annual meeting of shareholders of Thomson Reuters or until the director resigns or a successor is elected or appointed. The biographical details of the directors are set forth below.

The board unanimously recommends that you vote FOR the election of the following 15 nominees to the Thomson Reuters board of directors: David Thomson, W. Geoffrey Beattie, Niall FitzGerald, Thomas H. Glocer, Manvinder S. Banga, Mary Cirillo, Steven A. Denning, Lawton Fitt, Roger L. Martin, Sir Deryck Maughan, Ken Olisa, Vance K. Opperman, John M. Thompson, Peter J. Thomson
and John A. Tory. Mr. Glocer is the CEO of Thomson Reuters.

Management does not believe that any of the nominees will be unable to serve as a director but, if this should occur for any reason prior to the meeting, the persons named in the enclosed proxy form may vote for another nominee at their discretion.

The board has adopted a policy which provides that if a director does not receive the support of a majority of the votes cast at the annual meeting of shareholders, the director will tender his or her resignation to the Chairman, to be effective when accepted by the board. The Corporate Governance Committee will consider the director’s offer to resign and make a recommendation to the board as to whether to accept it. The board will have 90 days from the annual meeting to make and publicly disclose its decision.

Nominee information. The following provides information as of March 26, 2009 regarding the director nominees and includes information about the board committees on which they serve. This information is included together with each nominee’s place of residence, age, year first elected or appointed as a director of Thomson or Thomson Reuters, attendance at 2008 board and committee meetings, status as independent or non-independent, principal occupation and other current directorships.

The following also provides the number of Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares (including those underlying ADSs) beneficially owned directly or indirectly by them, or over which they exercised control or direction, and the number of restricted share units (RSUs), deferred share units (DSUs) and options of Thomson Reuters Corporation held by, or credited to, them, in each case as of March 26, 2009. Information regarding Thomson Reuters shares beneficially owned does not include shares that may be obtained through the exercise or vesting of options, RSUs or DSUs. Information as to shares beneficially owned or under control or direction is not within our knowledge and has been provided to us by each nominee.

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The market value of shares beneficially owned is based on the closing price of our common shares or ordinary shares (as the case may be) on the New York Stock Exchange (NYSE) and London Stock Exchange (LSE), respectively, on March 26, 2009. The market value of DSUs is based on the closing price of our common shares on the NYSE on that date. The value of our ordinary shares was converted to U.S. dollars from British pounds sterling using the exchange rate on March 26, 2009.

David Thomson[1] Age: 51 Toronto, Ontario, Canada Director since 1988 Non-independent Areas of expertise: investment management, retail

David Thomson is Chairman of Thomson Reuters. He is also a Chairman of Woodbridge, the Thomson family investment company. Mr. Thomson is an active private investor with a focus on real estate and serves on the boards of several private companies. Mr. Thomson has a MA from Cambridge University.

Board/committee membership	2008 attendance		Other public company board memberships
Board	11 of 11	100%	–
Total	11 of 11	100%

Thomson Reuters securities held[2]					Total shares	Total market
Common	Ordinary				and DSUs	value
shares	shares	RSUs	DSUs	Options
6,070	–	–	–	–	6,070	$159,883

W. Geoffrey Beattie Age: 49 Toronto, Ontario, Canada Director since 1998 Non-independent Areas of expertise: investment management, legal, media

W. Geoffrey Beattie is a Deputy Chairman of Thomson Reuters. He is President and a director of Woodbridge, the Thomson family investment company. In addition to his public company board memberships, Mr. Beattie is Chairman of CTV Globemedia, a Canadian broadcasting and publishing company, and a trustee of the University Health Network. Mr. Beattie has a law degree from the University of Western Ontario.

Board/committee membership	2008 attendance		Other public company board memberships
Board	11 of 11	100%	Royal Bank of Canada
Corporate Governance	4 of 4	100%	Maple Leaf Foods Inc.
HR	4 of 4	100%
Total	19 of 19	100%

Thomson Reuters securities held					Total shares	Total market
Common	Ordinary				and DSUs	value
shares	shares	RSUs	DSUs	Options
43,500	263,624	103,772	–	200,000	307,124	$7,185,807

Niall FitzGerald, KBE Age: 63 London, United Kingdom Director since 2008 Independent Areas of expertise: international business, operations, finance

Niall FitzGerald, KBE, is a Deputy Chairman of Thomson Reuters. He joined the Reuters board in 2003 and became Chairman in 2004, a position he held until April 2008 when Reuters was acquired. Mr. FitzGerald was Chairman and CEO of Unilever PLC, a consumer goods company, from 1996 until his retirement in October 2004. Mr. FitzGerald chairs the British Museum Board of Trustees, Investment Climate Facility for Africa and Hakluyt & Co. Ltd. and is a member of the World Economic Forum Foundation board. He serves a number of other not-for-profit organizations and is on various advisory bodies. He has a Commerce degree from University College in Dublin and holds a number of honorary doctorates from U.S., British and Irish universities.

Board/committee membership	2008 attendance		Other public company board memberships
Board	7 of 7	100%	–
Corporate Governance	3 of 3	100%
HR	3 of 3	100%
Total	13 of 13	100%

Thomson Reuters securities held					Total shares	Total market
Common	Ordinary				and DSUs	value
shares	shares	RSUs	DSUs	Options
27,658	–	28,675	–	–	27,658	$728,511

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Thomas H. Glocer Age: 49 New York, New York, United States Director since 2008 Non-independent Areas of expertise: legal, financial, media, technology, operations, international business

Tom Glocer is Chief Executive Officer of Thomson Reuters. Prior to April 2008, Mr. Glocer was CEO of Reuters. He joined Reuters in 1993, holding a number of key leadership positions within the organization prior to becoming CEO in 2001. He joined the board of Reuters in 2000. Mr. Glocer practiced law at Davis, Polk & Wardwell in New York, Paris and Tokyo from 1984 to 1993. Mr. Glocer serves on several academic/not-for-profit organizations and advisory councils including the Council on Foreign Relations and the International Business Council of the World Economic Forum. He has a bachelor’s degree from Columbia University and a law degree from Yale University.

Board/committee membership	2008 attendance		Other public company board memberships
Board	7 of 7	100%	Merck & Co., Inc.
Total	7 of 7	100%

Thomson Reuters securities held					Total shares	Total market
Common	Ordinary				and DSUs	value
shares	shares	RSUs	DSUs	Options
–	650,231	834,076	–	670,170	650,231	$14,897,757

Manvinder S. Banga Age: 54 London, United Kingdom Director since January 1, 2009 Independent Areas of expertise: international business, finance, technology, operations

Mr. Banga was appointed to the Thomson Reuters board effective January 1, 2009. He is President, Foods, Home & Personal Care of Unilever PLC. Previously, he was Business Group President for Unilever’s Home and Personal Care business in Asia and Chairman and Managing Director of Hindustan Unilever Ltd. Mr. Banga is a member of the Prime Minister of India’s Council on Trade & Industry as well as several other academic boards. He has a Bachelor of Technology in Mechanical Engineering from the Indian Institute of Technology (IIT), Delhi and a post graduate degree in Management from the IIM Ahmedabad.

Board/committee membership	2008 attendance		Other public company board memberships
Board	N/A	N/A	Maruti Suzuki Ltd.
HR	N/A	N/A
Total

Thomson Reuters securities held					Total shares	Total market
Common	Ordinary				and DSUs	value
shares	shares	RSUs	DSUs	Options
–	–	–	–	–	–	–

Mary Cirillo Age: 61 New York, New York, United States Director since 2005 Independent Areas of expertise: technology, finance, operations, international business

Mary Cirillo is a corporate director. Ms. Cirillo was Chair and Chief Executive Officer of Opcenter, LLC, an Internet consulting firm, from 2000 to 2003. Prior to that, she was a senior banking executive for over 25 years at Citibank and Bankers Trust. Ms. Cirillo is a member of the Advisory Board of Hudson Venture Partners, L.P, a venture capital firm, and serves on the boards of several cultural and educational organizations. She has a BA from Hunter College.

Board/committee membership	2008 attendance		Other public company board memberships
Board	10 of 11	91%	Dealer Track Holdings, Inc.
Corporate Governance	3 of 4	75%	ACE Ltd.
HR	3 of 3	100%
Total	16 of 18	88%

Thomson Reuters securities held					Total shares	Total market
Common	Ordinary				and DSUs	value
shares	shares	RSUs	DSUs	Options
–	–	–	11,101	–	11,101	$292,400

THOMSON REUTERS

Steven A. Denning Age: 60 Greenwich, Connecticut, United States Director since 2000 Independent Areas of expertise: investment management, healthcare, technology, international business

Steven Denning is Chairman of General Atlantic LLC, a private equity investment firm that focuses exclusively on investing in growth companies globally. Mr. Denning has been with General Atlantic (or its predecessor) since 1980. He serves on the boards of several cultural and educational organizations. He has an MBA from Stanford Business School.

Board/committee membership	2008 attendance		Other public company board memberships
Board	10 of 11	91%	IHS, Inc.
HR	4 of 4	100%	Genpact Limited
Total	14 of 15	93%

Thomson Reuters securities held					Total shares	Total market
Common	Ordinary				and DSUs	value
shares	shares	RSUs	DSUs	Options
22,930	–	–	17,974	–	40,904	$1,077,411

Lawton Fitt Age: 55 New York, New York, United States Director since 2008 Independent Areas of expertise: finance, international business

Lawton Fitt is a corporate director. She joined the board of Reuters in 2004. Ms. Fitt served as Secretary (CEO) of the Royal Academy of Arts in London from 2002 to March 2005. Prior to that, she was an investment banker with Goldman Sachs & Co., where she became a partner in 1994 and a managing director in 1996. Ms. Fitt has an MBA from the University of Virginia.

Board/committee membership	2008 attendance		Other public company board memberships
Board	7 of 7	100%	CIENA Corporation
Audit	6 of 6	100%	Frontier Communications Corp.
Total	13 of 13	100%	Overture Acquisitions Corp.

Thomson Reuters securities held					Total shares	Total market
Common	Ordinary				and DSUs	value
shares	shares	RSUs	DSUs	Options
–	4,000	–	–	–	4,000	$91,645

Roger L. Martin Age: 52 Toronto, Ontario, Canada Director since 1999 Independent Areas of expertise: financial, marketing, international business

Roger Martin is Dean of the Joseph L. Rotman School of Management at the University of Toronto, a post-secondary educational institution, a position he has held since 1998. Previously, Mr. Martin was a Director of Monitor Company, a global strategy consulting firm. Mr. Martin is Chair of the Ontario Task Force on Competitiveness, Productivity and Economic Progress and is the Director of the AIC Institute for Corporate Citizenship. He also serves on the boards of several not-for-profit organizations. He has an MBA from Harvard University.

Board/committee membership	2008 attendance		Other public company board memberships
Board	11 of 11	100%	Research in Motion Ltd.
Audit	7 of 8	88%
Total	18 of 19	95%

Thomson Reuters securities held					Total shares	Total market
Common	Ordinary				and DSUs	value
shares	shares	RSUs	DSUs	Options
–	7,500	–	24,104	–	31,514	$804,364

THOMSON REUTERS

MANAGEMENT INFORMATION CIRCULAR

Sir Deryck Maughan Age: 61 New York, New York, United States Director since 2008 Independent Areas of expertise: finance, international business, operations

Sir Deryck Maughan is a Partner of Kohlberg Kravis Roberts & Co., a global asset management company. He was Chairman and Chief Executive Officer of Citigroup International until 2004 and served as Vice Chairman of the New York Stock Exchange from 1996 to 2000. Sir Deryck joined the board of Reuters in 2005. He also serves on the boards of several charitable organizations. Sir Deryck is a graduate of King’s College, University of London and the Graduate School of Business, Stanford University.

Board/committee membership	2008 attendance		Other public company board memberships
Board	6 of 7	86%	GlaxoSmithKline plc
Corporate Governance	3 of 3	100%	BlackRock Inc.
Total	9 of 10	90%

Thomson Reuters securities held					Total shares	Total market
Common	Ordinary				and DSUs	value
shares	shares	RSUs	DSUs	Options
–	–	–	2,122	–	2,122	$55,893

Ken Olisa Age: 57 London, United Kingdom Director since 2008 Independent Areas of expertise: technology, operations, finance, international business

Ken Olisa is founder and Chairman of Restoration Partners Limited, a specialized technology merchant bank which launched in 2006. He was Chairman of Interregnum plc from 2000 to 2006 and Chief Executive Officer since its inception in 1992. Mr. Olisa joined the Reuters board in 2004. He also serves on the boards of several charitable organizations. He has a MA from Cambridge University.

Board/committee membership	2008 attendance		Other public company board memberships
Board	6 of 7	86%	Eurasian Natural Resources Corporation PLC
Audit	5 of 6	83%
Total	11 of 13	85%

Thomson Reuters securities held					Total shares	Total market
Common	Ordinary				and DSUs	value
shares	shares	RSUs	DSUs	Options
888	408	–	–	–	1,296	$32,737

Vance K. Opperman Age: 66 Minneapolis, Minnesota, United States Director since 1996 Independent Areas of expertise: legal, operations, publishing

Vance Opperman is President and Chief Executive Officer of Key Investment, Inc., a private investment company involved in publishing and other activities. Previously, Mr. Opperman was President of West Publishing Company, an information provider of legal and business research which is now owned by Thomson Reuters. He serves on the boards of several educational and not-for-profit organizations. He has a law degree from the University of Minnesota and practiced law for many years.

Board/committee membership	2008 attendance		Other public company board memberships
Board	11 of 11	100%	Delta Dental Plans Association
Audit	8 of 8	100%	Blue Cross/Blue Shield of Minnesota
Total	19 of 19	100%

Thomson Reuters securities held					Total shares	Total market
Common	Ordinary				and DSUs	value
shares	shares	RSUs	DSUs	Options
50,000	–	–	29,707	–	79,707	$2,099,482

THOMSON REUTERS

John M.Thompson Age: 66 Toronto, Ontario, Canada Director since 2003 Independent Areas of expertise: technology, operations, marketing, finance

John Thompson is Chairman of the Board of The Toronto-Dominion Bank, a Canadian financial institution. Mr. Thompson held a number of senior management positions in his career at IBM including having oversight responsibility for the company’s worldwide technology, manufacturing and business strategy. He was Vice Chairman of the Board of IBM from 2000 until 2002. He is a graduate of the University of Western Ontario with a degree in Engineering Science. Mr. Thompson also completed executive management programs at the Richard Ivey School at the University of Western Ontario and the Kellogg Graduate School of Business at Northwestern University. Mr. Thompson is also Chancellor of the University of Western Ontario.

Board/committee membership	2008 attendance		Other public company board memberships
Board	9 of 11	82%	The Toronto-Dominion Bank
Audit	6 of 8	75%	Royal Philips Electronics N.V.
Corporate Governance	4 of 4	100%
Total	19 of 23	83%

Thomson Reuters securities held					Total shares	Total market
Common	Ordinary				and DSUs	value
Shares[3]	shares	RSUs	DSUs	Options
6,855	11,400	–	16,562	–	34,817	$877,994

Peter J. Thomson[1] Age: 43 Toronto, Ontario, Canada Director since 1995 Non-independent Areas of expertise: investment management, science, healthcare, technology

Peter J. Thomson is a Chairman of Woodbridge, the Thomson family investment company. Mr. Thomson is an active private equity investor and serves on the boards of several private companies. He has a BA from the University of Western Ontario.

Board/committee membership	2008 attendance		Other public company board memberships
Board	11 of 11	100%	–
Total	11 of 11	100%

Thomson Reuters securities held[2]					Total shares	Total market
Common	Ordinary				and DSUs	value
shares	shares	RSUs	DSUs	Options
–	–	–	1,644	–	1,644	$43,302

John A.Tory Age: 79 Toronto, Ontario, Canada Director since 1978 Non-independent Areas of expertise: investment management, legal, international business, publishing

John Tory is a director of Woodbridge. He was President of Woodbridge from 1973 to 1998 and Deputy Chairman of Thomson from 1978 to 1997. Mr. Tory has a law degree from the University of Toronto.

Board/committee membership	2008 attendance		Other public company board memberships
Board	11 of 11	100%	Rogers Communications Inc.
HR	4 of 4	100%
Total	15 of 15	100%

Thomson Reuters securities held					Total shares	Total market
Common	Ordinary				and DSUs	value
shares	shares	RSUs	DSUs	Options
60,000	548,000	–	2,861	–	610,861	$14,211,252

1	David Thomson and Peter Thomson, both of whom are nominees, are brothers.

2
David Thomson and Peter Thomson are members of the family of the late first Lord Thomson of Fleet. For additional information, please see the “Principal Shareholder and Share Capital” section of this circular.

3	In addition, Mrs. J.M. Thompson owns 300 common shares.

THOMSON REUTERS

MANAGEMENT INFORMATION CIRCULAR

Proposal 2 (Resolution 16): Appointment and Remuneration of Independent Auditors

The board unanimously recommends that the Canadian firm of PricewaterhouseCoopers LLP be appointed as the auditors of Thomson Reuters Corporation and that the U.K. firm of PricewaterhouseCoopers LLP be appointed as auditors of Thomson Reuters PLC, each to hold office until the next annual meeting of shareholders of Thomson Reuters. It is also recommended that the board be authorized to fix the remuneration of PricewaterhouseCoopers LLP (Canada) and PricewaterhouseCoopers LLP (U.K.).

The following table sets forth fees payable to PricewaterhouseCoopers LLP (Canada) and PricewaterhouseCoopers LLP (U.K.) and their respective affiliates in 2008 and 2007:

(in millions of U.S. dollars)	2008	2007
Audit fees	$23.0	$13.7
Audit-related fees	3.8	19.0
Tax fees	11.2	10.9
All other fees	0.7	0.2
Total	$38.7	$43.8

The following are descriptions of fees payable to PricewaterhouseCoopers LLP in 2008 and 2007.

Audit Fees

These audit fees were for professional services rendered for the audits of consolidated financial statements, reviews of interim financial statements included in periodic reports, audits related to internal control over financial reporting, and services that generally only the independent auditors can reasonably provide, such as comfort letters, statutory audits, consents, and assistance and review of documents filed with securities regulatory authorities.

Audit-related Fees

These audit-related fees were for assurance and related services that are reasonably related to the performance of the audit or review of the financial statements and are not reported under the “audit fees” category above. These services included advisory services related to internal control over financial reporting, audits of various employee benefit plans, transaction due diligence, subsidiary audits and other services related to acquisitions and dispositions.

Tax Fees

Tax fees were for tax compliance, tax advice and tax planning. These services included the preparation and review of corporate and expatriate tax returns, assistance with tax audits and transfer pricing matters, advisory services relating to federal, state, provincial and international tax compliance, customs and duties, and restructurings, mergers and acquisitions.

All Other Fees

Fees disclosed in the tables above under the item “all other fees” were for services other than the audit fees, audit-related fees and tax fees described above. These services included:

–	authoring content for inclusion in certain products and services; and

–	French translations of our financial statements, MD&A and financial information included in our prospectuses and other offering documents.

Pre-approval Policies and Procedures

Information regarding our policy regarding pre-approval of all audit and permissible non-audit services is set forth in the “Statement of Corporate Governance Practices” section of this circular.

THOMSON REUTERS

Proposal 3 (Resolution 17): Receipt of Financial Statements

Our primary financial statements are the consolidated financial statements of Thomson Reuters Corporation. We use these financial statements when we disclose earnings, as they represent results for Thomson Reuters as a whole. These financial statements account for Thomson Reuters PLC as a subsidiary and are prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP). Later in 2009, we are planning to prepare Thomson Reuters Corporation financial statements in accordance with International Financial Reporting Standards as adopted in the European Union (IFRS).

For U.K. regulatory purposes, we are also required to prepare standalone Thomson Reuters PLC financial information under IFRS. These standalone financial statements do not account for Thomson Reuters Corporation and its subsidiaries and do not provide meaningful information for investors because they are not indicative of the financial position, results of operations or cash flows of Thomson Reuters as a whole. The directors of Thomson Reuters are required by U.K. law to present the Thomson Reuters PLC financial statements to our shareholders at the meeting. Shareholders are voting to approve receipt of these documents.

Both sets of financial statements will be available on www.thomsonreuters.com prior to the meeting, and they will also be available for inspection prior to and during the meeting. Our financial statements are also available at www.sedar.com and www.sec.gov.

The board unanimously recommends a vote FOR the receipt of Thomson Reuters financial statements for the year ended December 31, 2008.

Proposal 4 (Resolutions 18–23)

The following items of routine business require shareholder approval in accordance with U.K. legal and regulatory requirements applicable to Thomson Reuters PLC.

Resolution 18: Receipt of Directors’ Report

The directors are required by U.K. law to prepare and present a statutory directors’ report discussing our 2008 performance as well as our corporate governance practices. The information that constitutes this statutory report is set forth in our annual report for the year ended December 31, 2008, this circular and the Thomson Reuters PLC standalone financial statements for the year ended December 31, 2008.

The board unanimously recommends a vote FOR the receipt of the Directors’ Report.

Resolution 19: Approval of Directors’ Remuneration Report

The directors are also required to prepare a directors’ remuneration report which must be put to a non-binding, advisory shareholder vote. The information that constitutes the directors’ remuneration report is set forth in this circular as well as in Thomson Reuters PLC’s standalone financial statements for the year ended December 31, 2008. This circular provides comprehensive compensation information regarding our executive officers and directors, but does not include standalone information for Thomson Reuters PLC because it does not provide meaningful information for investors given our DLC structure. Under applicable U.K. guidelines, the board and the HR Committee are expected to take into account both the voting results and the views of our shareholders in their application, development and implementation of compensation plans and policies.

The board unanimously recommends a vote FOR approval of the Directors’ Remuneration Report.

Resolutions 20 and 21: Approval of Limits on the Authority to Allot Thomson Reuters PLC Shares and the Disapplication of Preemption Rights for Thomson Reuters PLC

Similar to many U.K. companies, shareholders are being asked to renew the directors’ authority to allot ordinary shares of Thomson Reuters PLC up to an aggregate nominal value that represents a maximum of one-third of its total ordinary share capital issued as of March 26, 2009. In addition, the directors would have the authority to allot an aggregate nominal value that represents an additional one-third of the existing Thomson Reuters PLC issued share capital in the event of a full preemptive rights issue (as discussed in the next paragraph). The proposed amount of this authority is an aggregate nominal value of £30,204,872, which represented approximately  66⅔% of Thomson Reuters PLC’s issued share capital as of March 26, 2009.

Under Canadian law, when we issue new Thomson Reuters Corporation common shares, we are not required to offer them first to existing shareholders in proportion to their current holdings. In addition, under the agreements governing our DLC structure, we could not provide this type of preemptive right to purchase shares to Thomson Reuters PLC shareholders unless an equivalent right had been provided to Thomson Reuters Corporation shareholders. As is customary for U.K. companies, we are seeking shareholder approval to issue a limited number of Thomson Reuters PLC ordinary shares without offering them first to existing shareholders. The directors’ authority (other than in relation to a rights issue) to issue ordinary shares without preemptive rights would be limited to an aggregate nominal amount of £2,265,365 of Thomson Reuters PLC’s share capital, which represented approximately 5% of its issued ordinary share capital as of March 26, 2009.

We do not plan to exercise this authority other than to issue shares as may be needed under employee share plans.

THOMSON REUTERS

MANAGEMENT INFORMATION CIRCULAR

If approved by shareholders, the authorization to allot Thomson Reuters PLC ordinary shares would be valid until next year’s annual meeting of shareholders, and the authorization to disapply preemptive rights would be valid until next year’s annual meeting of shareholders or July 1, 2010, whichever is earlier.

The board unanimously recommends a vote FOR the approval of the authority to allot Thomson Reuters PLC shares and the disapplication of preemption rights for the issuance of Thomson Reuters PLC shares.

Resolution 22: Approval of Authority to Buy Back Thomson Reuters PLC Ordinary Shares

During the last few years, we have repurchased our shares from time to time as part of our capital management strategy. We make share repurchase decisions based on market conditions, share price and other factors, including opportunities to invest capital for growth. In April 2008, we commenced a new $500 million share repurchase program, under which approximately 16.5 million Thomson Reuters PLC ordinary shares were repurchased through the program completion in July 2008. We subsequently repurchased an additional 0.9 million Thomson Reuters PLC ordinary shares later in the third quarter of 2008. We did not repurchase any Thomson Reuters PLC shares in the fourth quarter of 2008. We did not repurchase any Thomson Reuters Corporation common shares in 2008.

Under Canadian law, we may buy back Thomson Reuters Corporation common shares at market prices and within prescribed volume limits by obtaining board approval and filing a notice with the Toronto Stock Exchange. Canadian law does not require us to obtain shareholder approval for these repurchases.

Under English law, we require shareholder approval to buy back Thomson Reuters PLC shares. As a result, we are asking shareholders to establish the maximum number of Thomson Reuters PLC ordinary shares that may be purchased, and to set minimum and maximum prices and the date when the authority expires.

If approved, the maximum number of ordinary shares that may be repurchased is 27,184,386, which represented approximately 15% of the total issued ordinary share capital of Thomson Reuters PLC as of March 26, 2009. The minimum price (exclusive of expenses) that we may pay for each Thomson Reuters PLC ordinary share is £0.25, and the maximum price that we may pay is an amount (exclusive of expenses) equal to the higher of: (i) 105% of the average middle market quotations for an ordinary share, as derived from the London Stock Exchange Daily Official List, for the five business days immediately preceding the day on which such ordinary share is contracted to be purchased; and (ii) the higher of the price of the last independent trade and the highest current independent bid on the trading venues where the purchases are being carried out.

If approved by shareholders, our authority to repurchase Thomson Reuters PLC ordinary shares will be valid until next year’s annual meeting of shareholders or July 1, 2010, whichever is earlier (except in relation to any purchases of shares where the contract was entered into before the expiry of this authority).

The board unanimously recommends a vote FOR the general authority to buy back Thomson Reuters PLC ordinary shares.

Resolution 23: Approval of a Continuing Authority for Thomson Reuters PLC to Call Certain General Meetings of Shareholders upon Not Less than 14 Days’ Notice in Writing

Thomson Reuters PLC’s Articles of Association currently enable us to call a general meeting of shareholders (other than an annual general meeting) on 14 clear days’ notice. Pursuant to the regulations implementing the EU Shareholder Rights Directive in the U.K., approval of a shareholder resolution at an annual meeting is required to maintain this right. Otherwise, we would only be able to call a general meeting of Thomson Reuters PLC on not less than 21 clear days’ notice.

Under Canadian law, we may only call a meeting of Thomson Reuters Corporation shareholders upon at least 21 days’ notice.

This resolution is being proposed simply to preserve flexibility, as it remains our intention to call and hold shareholder meetings of Thomson Reuters Corporation and Thomson Reuters PLC at the same time and with the same notice period. If we decide to call a general meeting of Thomson Reuters PLC upon 14 clear days’ notice, we would be required to offer a facility to all Thomson Reuters PLC to allow them to vote electronically at the meeting.

If approved, this resolution will be effective until next year’s annual meeting of shareholders.

The board unanimously recommends a vote FOR a continuing authority for Thomson Reuters PLC to call a general meeting of shareholders (other than an annual general meeting) upon not less than 14 clear days’ notice.

THOMSON REUTERS

COMPENSATION DISCUSSION AND ANALYSIS

Overview

In April 2008, Thomson acquired Reuters and formed Thomson Reuters, the largest professional information company in the world. On completion of the transaction, Mr. Glocer, the former CEO of Reuters, became CEO of Thomson Reuters and a new senior executive team was formed, including executives from both Thomson and Reuters. The HR Committee subsequently conducted a comprehensive review of the compensation arrangements for our senior executive team. In addition to approving new arrangements for Mr. Glocer and the other senior executives, the HR Committee approved one-time equity grants to Mr. Glocer and other members of the senior executive team to provide a reward structure for successful execution of our integration plan and realization of our growth potential, which will create sustainable value for our shareholders.

Thomson Reuters reported strong results for 2008:

–
Despite the most challenging economic environment in decades, we grew revenues 8% on a pro forma basis – at the top of the 6–8% growth range that we had anticipated in calmer markets when the Reuters acquisition was completed.

–	Both divisions contributed strongly to this growth, with the Professional division growing revenues 8% and the Markets division up 7%.

–	Our 2008 revenues reflected our global diversification as well, with 58% coming from the Americas, 32% from Europe, the Middle East and Africa, and 10% from Asia.

–	Good flow-through from topline growth, enhanced by integration-related savings, led to a 19% increase in underlying operating profit for the year.

–	We generated $2.3 billion in underlying free cash flow, reflecting the strength of our business model.

–	We made excellent progress on integrating Reuters and Thomson Financial as our new Markets division, improving service to our customers and continuing positive net sales.

–	In executing our integration plan, we also found new opportunities for savings, raising our target from $750 million to $1 billion in annualized cost savings by the end of 2011.

Although Thomson Reuters is well positioned for 2009, in light of the economic environment, the HR Committee has decided, on the recommendation of management, that there will be no increases in base salaries or other forms of compensation for our CEO and other senior executives for 2009.

Named Executive Officers

In accordance with applicable disclosure rules, this Compensation Discussion and Analysis focuses on our programs and policies for our CEO, CFO and the three next most highly compensated executive officers. In 2008, these individuals, whom we refer to as our “named executive officers,” were:

–	Thomas H. Glocer, CEO;

–	Robert D. Daleo, Executive Vice President and CFO;

–	James C. Smith, President and CEO, Professional division;

–	Devin N. Wenig, President and CEO, Markets division; and

–	Stephen G. Dando, Executive Vice President and Chief Human Resources Officer.

Richard J. Harrington, who was formerly Thomson’s President and CEO, is also considered a named executive officer for 2008. However, since Mr. Harrington retired from his position in connection with the formation of Thomson Reuters, we have provided a separate discussion of his compensation later in this section.

THOMSON REUTERS

MANAGEMENT INFORMATION CIRCULAR

Key Compensation Practices

Our overall philosophy regarding executive compensation is to pay for performance. We believe this drives our management team to achieve higher levels of results for the benefit of Thomson Reuters and our shareholders. Our key compensation practices are as follows.

1	Emphasize Variable Compensation

Most compensation for our senior executives is variable and tied to Thomson Reuters performance and the creation of value for our shareholders.

As shown in the following tables, in 2008, approximately 83% of Mr. Glocer’s normal annual compensation was variable, which included approximately 44% paid in PRSUs or stock options. On average, approximately 78% of the other named executive officers’ normal annual compensation was variable, which included approximately 39% paid in PRSUs or stock options. These tables exclude one-time RSU grants that we made in 2008 and other items that are not part of our executives’ normal annual compensation.

Thomas H. Glocer	Devin N. Wenig

Robert D. Daleo	Stephen G. Dando

James C. Smith

THOMSON REUTERS

2	Pay is Conditional on Performance

We believe that tying pay to the achievement of specific performance goals motivates our executives to achieve exceptional performance and focus on the goals and objectives that are of the most value to us from time to time. This belief is reflected in our annual incentive compensation program as well as in our long-term incentive program.

For 2008, the performance goals for our annual cash incentive awards were based on growth in revenue, operating profit before amortization and free cash flow (in each case calculated on a pro forma basis, as if Thomson had acquired Reuters on January 1, 2007). The HR Committee sets performance goals that focus on superior performance taking into account current market conditions.

In awarding long-term incentives, we consider executives’ performance over the past year. In addition, our long-term incentive awards are aligned with key drivers of total shareholder return. In 2008, one-half of the awards we made to our CEO and other named executive officers were performance restricted share units (PRSUs) which will vest only if our goals for adjusted earnings per share (EPS) growth and return on invested capital (ROIC) performance are met over a three-year performance period. The HR Committee selected EPS and ROIC as the performance measures for our PRSU awards because they represent primary drivers of our long-term financial success, including growth in bottom line profitability and the efficient use of capital in managing our business over time.

The financial performance goals set by the HR Committee reflect our published business outlook and our operating plan and long-term strategy. We do not disclose the specific goals for competitive reasons.

3	Equity Incentives and Ownership

Our long-term incentive awards are all equity-based and, together with our share ownership guidelines, align the interests of our executives with those of our shareholders and enable our executives to share in our long-term growth and success.

PRSUs and stock options are designed to reward executives for increases in shareholder value and thereby foster strong alignment between management and shareholders. They also support important management retention objectives as a result of the vesting requirements. From time to time, we also grant time-based restricted share units (RSUs) on a highly selective basis to high-performing executives whom it is critical to retain.

Through our share ownership guidelines, we encourage our executives to maintain an equity interest in Thomson Reuters with a value equal to a multiple of their salary. Until they meet the guidelines, senior executives must retain a specified percentage of the shares that they acquire (after applicable tax withholdings) through option exercises and the vesting of PRSUs and RSUs.

The following table shows the share ownership guidelines for our CEO and other named executive officers as well as their actual share ownership. All share values and Mr. Glocer's ownership are as of March 26, 2009, and the other named executive officers' ownership is as of March 25, 2009.

	Minimum share ownership			Actual share ownership
Name	(base salary multiple)		($)	(base salary multiple)		($)
Thomas H. Glocer	5.0	x	$8,017,871	9.6	x	$14,897,758
Robert D. Daleo	4.0	x	$4,138,256	2.6	x	$2,552,542
James C. Smith	4.0	x	$4,138,256	1.8	x	$1,823,439
Devin N. Wenig	4.0	x	$4,138,256	9.1	x	$9,081,397
Stephen G. Dando	3.0	x	$2,158,540	1.1	x	$745,173

Unvested RSUs, PRSUs and stock options do not count toward the guidelines. The retention requirement for Mr. Glocer is 100% and for all others, 50% of all shares obtained through vesting or exercise until their guideline is met.

4	Competitive Compensation

To ensure that our compensation programs are competitive, the HR Committee utilizes and relies upon independent market survey data regarding executive compensation for organizations of comparable size and scope with which we are most likely to compete for executive talent. There is no directly comparable peer group of public companies in size, geographic operations and product/service offerings. Consequently, the HR Committee evaluates compensation information from a range of companies focused in the United States and United Kingdom where most of our senior executives are based. In 2008, these companies represented largely business-to-business service companies, including other information companies and professional service providers with which we compete.

THOMSON REUTERS

MANAGEMENT INFORMATION CIRCULAR

5	Involvement of Our Controlling Shareholder and Independent Advisors

We recognize that executive compensation is a key concern for shareholders. Woodbridge, our controlling shareholder, actively monitors this aspect of our governance given its importance to the achievement of our financial performance goals and long-term success. W. Geoffrey Beattie, the President of Woodbridge, our controlling shareholder, and John A. Tory, a director of Woodbridge, are members of the HR Committee and provide Woodbridge’s perspective on compensation matters.

The HR Committee engages a compensation consulting firm, Frederic W. Cook & Co., Inc., to serve as its independent advisor on matters relating to executive compensation. The Cook firm does not provide any other services to Thomson Reuters.

Compensation Arrangements for New Thomson Reuters Executive Team

In May 2008, the HR Committee approved new compensation arrangements for the CEO and the other members of the Thomson Reuters executive team to reflect changes in their roles and responsibilities as well as internal equity considerations.

Thomas H. Glocer

Prior to the formation of Thomson Reuters, Mr. Glocer was the CEO of Reuters. On completion of the transaction, the HR Committee conducted an in-depth review of his role and objectives as CEO of Thomson Reuters and, in particular, his key leadership role in overseeing the execution of our growth strategy and integration and savings plan. The HR Committee approved new arrangements for Mr. Glocer, the key elements of which are:

•
Mr. Glocer’s base salary was set at $1,550,000 effective April 1, 2008, a decrease from the base salary of £900,000 (approximately $1,669,140 using the 2008 average US$/£ exchange rate) he had been earning as CEO of Reuters.

•	Mr. Glocer’s annual cash incentive plan target was set at 200% of base salary and his long-term incentive plan target was set at 250% of base salary (to be allocated between PRSUs and options).

•
If Mr. Glocer’s employment is terminated involuntarily without “Cause” or by him for “Good Reason”, he will be entitled to receive, among other benefits, his base salary over a 24-month period (reflecting the standard severance period for other Thomson Reuters senior executives). In addition, all of his long-term incentive awards will vest in full and his options will be exercisable for a period of 12 months.

•
We agreed to provide Mr. Glocer with relocation assistance in connection with his move from London, where Reuters former headquarters were located, to New York, where Thomson Reuters new headquarters are located.

In addition, the HR Committee approved a one-time grant to Mr. Glocer of 700,000 RSUs which will vest 20% each year over a five year period, with notional dividends paid in cash. The HR Committee considered that this grant would:

•	motivate Mr. Glocer to succeed in executing our integration plan and realize our growth potential;

•	enhance the alignment of Mr. Glocer’s interests with those of our shareholders; and

•
recognize that Mr. Glocer would not be participating in a Thomson Reuters supplemental executive retirement plan (SERP) equivalent to his former Reuters plan, the annual cost of which would have been significant to Thomson Reuters given his compensation level and age.

The HR Committee entered into these arrangements with Mr. Glocer with a view to increasing the proportion of his compensation that is variable and tied to performance, and to reinforce our commitment to his retention and success over the long-term.

The HR Committee also took into account that as a result of the formation of Thomson Reuters, Mr. Glocer was required to exercise the options he had been granted under former Reuters share-based compensation plans. Mr. Glocer exercised those options as they were due to expire and retained the fullest possible economic interest in Thomson Reuters shares. For each option held, Mr. Glocer received 352.5 pence in cash and 0.16 Thomson Reuters PLC ordinary shares. He applied all of the cash towards the aggregate exercise price and sold the minimum number of Thomson Reuters PLC ordinary shares required to pay the remaining amount of the aggregate exercise price, plus applicable taxes and commissions.

Other Named Executive Officers

In consultation with Mr. Glocer, the HR Committee also considered and approved new compensation arrangements for each of the other named executive officers reflecting their new roles and responsibilities within Thomson Reuters.

The HR Committee felt that it was important to create pay packages which were as consistent as possible across the new Thomson Reuters executive team while recognizing the various levels of experience and contribution of the executive team. As a result, the HR Committee sought to provide similar targets for variable pay, while maintaining distinctions in base salary.

THOMSON REUTERS

In 2008, the HR Committee approved one-time grants of 233,240 RSUs to Mr. Daleo, 132,250 RSUs to Mr. Smith and 58,000 RSUs to Mr. Dando. 100% of these RSUs will vest in 2011, with notional dividends being paid in additional RSUs. The HR Committee also approved a one-time grant of 425,000 RSUs to Mr. Wenig, which will vest 33 1/3% each year over a three year period, with notional dividends being paid in cash. In approving these grants, the HR Committee considered that they would motivate these executives to succeed in executing our integration plan and realize our growth potential. In the case of Mr. Wenig’s grant, the HR Committee also considered that he would not be participating in a Thomson Reuters SERP equivalent to his former Reuters plan and that as a result of the formation of Thomson Reuters, Mr. Wenig was required to exercise his Reuters options. Like Mr. Glocer, Mr. Wenig exercised his Reuters options in 2008, retaining the fullest possible economic interest in Thomson Reuters shares.

After Thomson agreed to acquire Reuters in 2007, an agreement was entered into with Mr. Dando to ensure a successful post-closing transition and integration. If Mr. Dando remains at Thomson Reuters in October 2009, he will be entitled to an award of £300,000 (approximately $556,380 using the 2008 average US$/£ exchange rate).

Retirement Arrangements for Richard J. Harrington

Upon the closing of the Reuters acquisition in April 2008, Mr. Harrington stepped down from his position as President and CEO of Thomson. As he had over 25 years of experience with Thomson, we asked Mr. Harrington to serve in a consulting and advisory position for various Thomson Reuters projects and matters between the closing date and January 31, 2009.

While serving in this position, Mr. Harrington continued to receive his base salary. In February 2008, Mr. Harrington was granted 144,000 RSUs in lieu of receiving awards in last year’s annual and long-term incentive plans. We also provided Mr. Harrington with perquisites and other personal benefits that were similar to those he was receiving as President and CEO of Thomson.

On January 31, 2009, all of Mr. Harrington’s unvested stock options vested. Mr. Harrington has until January 31, 2012 to exercise his options (but in no event will an exercise period go beyond the earlier of the original term of the options or the tenth anniversary of the grant date). In addition, we paid Mr. Harrington’s April 2008 premium under the company-paid variable split dollar executive life insurance policy. The remaining three premium payments for 2009, 2010 and 2011 will also be paid by our company in a lump sum in August 2009. In April 2012, our company’s collateral interest in the policy of approximately $1.8 million will be repaid via policy proceeds and Mr. Harrington will continue to exercise full authority to manage the assets and life insurance levels.

Following the closing of the Reuters acquisition, Mr. Harrington became the Chairman of the Thomson Reuters Foundation. The foundation was created in 1982 and supports a wide range of educational, humanitarian and environmental causes and projects. Mr. Harrington does not receive compensation for this role.

2008 Compensation

The following table summarizes the normal annual compensation of our CEO and other named executive officers in 2008. This table excludes one-time RSUs grants we made in 2008 to the CEO and other named executive officers in connection with the formation of Thomson Reuters and other one-time benefits (e.g., relocation assistance) that are not part of their normal annual compensation.

Name	Base salary	Annual cash incentive award	Equity-based incentive awards	Pension value	All other compensation	Total compensation
Thomas H. Glocer	$1,499,271	$3,027,497	$3,976,103	–	$407,564	$8,910,435
Robert D. Daleo	$965,000	$1,224,265	$2,052,368	$1,208,000	$523,708	$5,973,341
James C. Smith	$946,154	$1,203,594	$2,052,368	$710,000	$237,644	$5,149,760
Devin N. Wenig	$940,464	$1,248,200	$2,052,368	–	$299,509	$4,540,541
Stephen G. Dando	$679,247	$532,624	$760,847	–	$161,253	$2,133,971

Base Salary

Base salary is typically determined annually by reference to an executive’s performance and experience, as well as competitive considerations, such as salaries prevailing in the relevant market. Base salaries are also evaluated in connection with promotions and other changes in job responsibilities. Generally, as in the past, increases in 2008 base salaries across our company were determined primarily by Thomson Reuters performance, the performance of the part of our business in which the executive works, and the performance of the individual executive. For an executive in one of our business segments, the most heavily weighted factors are the performance of that executive and that group. For an executive with company-wide responsibilities, the most heavily-weighted factors are the performance of that executive and the performance of our company as a whole.

THOMSON REUTERS

MANAGEMENT INFORMATION CIRCULAR

The following table sets forth the new base salaries for our named executive officers effective April 2008:

	New	Previous
Name	base salary	base salary
Thomas H. Glocer	$1,550,000	$1,669,140[1]
Robert D. Daleo	$1,000,000	$870,000
James C. Smith	$1,000,000	$800,000
Devin N. Wenig	$1,000,000	$900,000
Stephen G. Dando	$695,4752	$630,564[2]

1	£900,000 paid in British pounds sterling. Converted using the 2008 average US$/£ exchange rate.

2	£375,000 and £340,000, respectively, paid in British pounds sterling. Converted using the 2008 average US$/£ exchange rate.

As discussed below, these base salaries will remain unchanged in 2009.

Annual Incentive Awards

Target annual cash incentive awards are expressed as a percentage of each named executive officer’s base salary. Targets and actual awards for our named executive officers in 2008 were as follows:

Name	Thomson Reuters target annual payout as % of base salary	Actual Thomson Reuters annual payout as % of base salary	Amount of total annual incentive payout
Thomas H. Glocer[1]	200%	211.80%	$3,027,497
Robert D. Daleo[2]	125%	132.38%	$1,224,265
James C. Smith[2]	125%	132.38%	$1,203,594
Devin N. Wenig[1]	125%	132.38%	$1,248,200
Stephen G. Dando[1]	75%	79.43%	$532,624

1
As the formation of Thomson Reuters did not occur until April 2008, Messrs. Glocer, Wenig and Dando were provided with incentive awards for the period from January 1, 2008 through March 31, 2008 based on the performance of Reuters prior to the closing. These amounts were $622,507.14 (£335,655.74 converted using the 2008 average US$/£ exchange rate), $282,891.90 and $117,584.68 (£63,401.64 converted using the 2008 average US$/£ exchange rate), respectively. The targets set forth above for Messrs. Glocer, Wenig and Dando reflect the period of April 1, 2008 through December 31, 2008. The totals reflected in the “Amount of total annual incentive payout” column above for Messrs. Glocer, Wenig and Dando reflect their full year annual payouts.

2
Messrs. Daleo and Smith initially had target 2008 annual payouts of 100% of their base salary. Following the formation of Thomson Reuters, Messrs. Daleo and Smith’s target annual payouts were raised to 125% of their base salary to align their targets with Mr. Wenig’s. These new target amounts reflect the period from April 1, 2008 through December 31, 2008. The totals reflected in the “Amount of total annual incentive payout” column above for Messrs. Daleo and Smith reflect their full year annual payouts.

In 2008, potential payouts ranged from zero to 200% of the target award depending on our performance against the goals set by the HR Committee at the beginning of the year. For example, in the case of Mr. Glocer, this means he could have earned up to 400% of his base salary if the maximum performance level had been achieved.

THOMSON REUTERS

For 2008, the performance goals were based on growth in revenue, operating profit before amortization and free cash flow and weighted as follows:

Financial metric[1]	Annual incentive percentage weighting
Revenue	45%
Operating profit before amortization[2]	45%
Free cash flow[3]	10%

1	Calculated on a pro forma basis, as if Thomson acquired Reuters on January 1, 2007.

2
We use operating profit before amortization because amortization of identifiable intangible assets and impairment of assets held for sale are not considered to be a controllable operating cost for purposes of assessing the current performance of our business.

3
We use free cash flow as a measure of our operating performance because it represents cash available to repay debt, pay common and ordinary dividends and fund new acquisitions. We define free cash flow as net cash provided by operating activities less capital expenditures, other investing activities and dividends paid on our preference shares.

In March 2009, the HR Committee reviewed our actual performance against the performance goals it had set at the beginning of 2008 and determined that our actual performance on weighted average basis was 105.9% of the performance goals.

Long-term Incentive Awards

We divide senior executives’ long-term equity incentive awards between PRSUs and stock options. This blend is intended to create balance in the overall long-term incentive program by ensuring that the program is financially efficient to our company and strongly supportive of important strategic and human resource objectives over the long term.

In 2008, for our most senior executives, including the CEO and other named executive officers, long-term incentive awards comprised 50% PRSUs and 50% stock options. Lower level executives received a greater proportion of PRSUs.

The HR Committee makes grants with a view to providing competitive total target compensation packages, with the proper balance between compensation focused on long-term and short-term success. The HR Committee generally does not take into account the amount of previous grants.

PRSUs

Because the payout for PRSUs is tied to operational results, these awards create a strong “line of sight” between controllable performance and realized compensation, reinforce the importance of achieving specific multi-year financial results and mitigate the impact of stock price volatility on the retention power of the overall program. Costs associated with PRSUs are variable and incurred only to the extent that the underlying performance goals are achieved. PRSUs thereby ensure a financially efficient outcome to our company by tying expense recognition to the achievement of specific financial goals.

For 2008 PRSU grants to our senior executives, we assigned the following weightings to the financial performance goals:

Financial metric	PRSU percentage weighting
EPS growth	50%
ROIC performance	50%

THOMSON REUTERS

MANAGEMENT INFORMATION CIRCULAR

Target PRSU awards for the three-year performance period (January 1, 2008 through December 31, 2010) are expressed as a percentage of each named executive officer’s base salary. For 2008, these targets for our named executive officers were as follows:

Name	Target PRSU award as % of base salary
Thomas H. Glocer	125%
Robert D. Daleo	100%
James C. Smith	100%
Devin N. Wenig	100%
Stephen G. Dando	50%

The number of PRSUs granted to each executive is based on our average share price on the NYSE for the three months prior to the grant date.

Between zero and 150% of the initial number of PRSUs granted in 2008 will vest in 2011 after the end of the three-year performance period (January 1, 2008 through December 31, 2010), depending on the achievement of the performance goals. The following table sets forth information about PRSU grants made to our named executive officers in 2008. While PRSU awards are granted in terms of number of units, we have also provided the dollar value of the threshold, target and maximum amounts for each award based on the closing price of our common shares on the NYSE on March 26, 2009.

		Performance
		period until
		maturation	Estimated future payouts
Name	PRSUs (#)	or payout	Threshold (#/$)	Target (#/$)	Maximum (#/$)
Thomas H. Glocer	54,610	2008–2010	13,653	54,610	81,915
			$359,607	$1,438,427	$2,157,641
Robert D. Daleo	28,190	2008–2010	7,048	28,190	42,285
			$185,631	$742,525	$1,113,787
James C. Smith	28,190	2008–2010	7,048	28,190	42,285
			$185,631	$742,525	$1,113,787
Devin N. Wenig	28,190	2008–2010	7,048	28,190	42,285
			$185,631	$742,525	$1,113,787
Stephen G. Dando	10,450	2008–2010	2,613	10,450	15,675
			$68,813	$275,253	$412,880

PRSUs also accumulate additional units based on notional equivalents of dividends paid on Thomson Reuters Corporation common shares. The accumulated dividends are paid on PRSUs that vest when the underlying shares are distributed to executives.

Due to the material impact of the Reuters acquisition, long-term incentive awards granted in 2006 and 2007 were no longer measurable on a comparable basis relative to the performance goals initially established. Our board of directors therefore decided that all PRSUs issued in 2006 and 2007 as long-term incentive awards would vest in 2009 and 2010, respectively, at the target amount (100%). No further adjustments are being made up or down due to performance.

THOMSON REUTERS

Stock Options

All options granted in 2008 vest 25% per year over four years. The exercise prices for options granted were based on the fair market value of Thomson Reuters Corporation common shares on the NYSE on the grant date. Fair market value is considered to be the closing price of the common shares on the day before the grant. The expiration date for options granted in 2008 is 10 years from the grant date. Options expire at the later of the expiration date or, if that date occurs during a blackout period or other period during which an insider is prohibited from trading in our securities by our insider trading policy, 10 business days after the period ends, subject to certain exceptions.

The following table sets forth information regarding stock options granted to our named executive officers in 2008:

Name	Securities under options granted (#)	% of total options granted to employees in 2008	Exercise or base price ($/security)	Market value of securities underlying options on grant date ($/security)	Expiration date
Thomas H. Glocer	303,210	12.4%	$37.15	$37.15	May 7, 2018
Robert D. Daleo	156,500	6.4%	$37.15	$37.15	May 7, 2018
James C. Smith	156,500	6.4%	$37.15	$37.15	May 7, 2018
Devin N. Wenig	156,500	6.4%	$37.15	$37.15	May 7, 2018
Stephen G. Dando	58,020	2.4%	$37.15	$37.15	May 7, 2018

Retirement and Other Benefits

Our retirement and other benefits are designed to provide a competitive level of post-retirement income and strong incentive for executives to remain with Thomson Reuters throughout their careers. For more information, please see the “Pension and Other Retirement Benefits” subsection of the “Executive Compensation” section of this circular.

Perquisites and Other Personal Benefits

The HR Committee periodically reviews the perquisites and other personal benefits provided to our executive officers. During 2008, we reduced the number of perquisites and other personal benefits provided to our named executive officers (and other members of senior management) in order to simplify our compensation program, better align with emerging trends and focus on performance-based variable incentives. Only those perquisites which the HR Committee believes provide a significant benefit to our company on a cost-effective basis were retained.

For our named executive officers, perquisites and benefits provided in 2008 included:

•
Executive physical coverage – this benefit can be provided by our company on a coordinated basis at a reasonable price to our organization and minimizes the risk that we will lose an executive to an unforeseen medical or health issue, while minimizing the amount of time an executive needs to spend away from the office;

•
Use of company automobiles – beginning in May 2008, this benefit has been limited to the CEO, who is entitled to use a car and driver, which allows him to devote additional time to Thomson Reuters business; and

•
Financial planning assistance – this benefit allows our named executive officers to utilize the services of a single professional advisor who is familiar with our compensation structure and benefit programs. Thomson Reuters benefits from being able to minimize the number of advisors with which it works.

THOMSON REUTERS

MANAGEMENT INFORMATION CIRCULAR

Insurance Policies

Mr. Daleo has had an insurance policy with a death benefit of approximately five times the highest annual base salary payable to him during the last five years of employment with our company. All premiums paid prior to the enactment of the Sarbanes-Oxley Act for the non-term life portion of the policies will be repaid to us following the retirement or death of Mr. Daleo. Due to provisions in the Sarbanes- Oxley Act prohibiting certain loans to executive officers, we modified our life insurance arrangements. As a result, we will not recover premiums paid in 2003 and subsequent years. We have agreed to reimburse Mr. Daleo for imputed taxes on his policies.

Our company provides group life insurance to certain of our U.S. employees in the amount of their annual salary up to $400,000. Each named executive officer except for Mr. Dando participates in this plan. Mr. Dando has life insurance equal to four times his salary which is standard practice in the United Kingdom for all employees who do not participate in a pension plan.

Messrs. Glocer and Wenig previously had life insurance policies when they were employed by Reuters. These policies were cancelled in 2008 following the closing of the acquisition.

Termination Benefits

All of our named executive officers are eligible to receive certain payments and benefits if their employment is terminated under certain circumstances. We describe these arrangements in the “Termination Benefits” section of this circular. The HR Committee believes that these arrangements enhance our ability to attract and retain our executive officers. These benefits do not enhance an executive’s income while employed at our company and are independent of direct compensation decisions made annually.

Equity Grant Policy

We maintain an equity grant policy which sets forth approval requirements for off-cycle awards. Under the policy, the CEO is authorized to approve certain off-cycle awards, depending on the size of the grant and the identity of the particular grantee. Awards that exceed the CEO’s approval authority are submitted to the HR Committee. In addition, under the policy, unless we are in a designated closed period or are in possession of material nonpublic information, off-cycle awards are granted on the last business day of each month.

New hire awards are made on the last business day of the month during which the grantee commenced employment with Thomson Reuters.

Promotion-related awards are made on the last business day of the month during which the grantee’s promotion was made effective by Thomson Reuters. If we are in a designated closed period or otherwise are in possession of material nonpublic information on the date that a grant would typically be made, then the grant is not made until the last business day of the month after the closed period has ended, or when we are no longer in possession of material nonpublic information.

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Performance Graphs

The following graphs compare our cumulative total shareholder return, assuming reinvestment of dividends of US$100, C$100 and £100 invested in Thomson Reuters shares for the periods presented.

Cumulative Value of a US$100 Investment

Cumulative Value of a C$100 Investment

A significant portion of our revenues is generated in U.S. dollars and our financial statements are expressed in U.S. dollars. As such, the appreciation of the Canadian dollar relative to the U.S. dollar from 2004 through 2007 had an adverse effect on the value of our Canadian dollar-denominated common shares. Thomson Reuters Corporation common shares are included in the S&P/TSX Composite Index.

Cumulative Value of a £100 Investment

Thomson Reuters PLC ordinary shares are included in the FTSE 100 index. Share performance information for Thomson Reuters PLC is provided from the closing date of the acquisition (April 17, 2008) through December 31, 2008.

THOMSON REUTERS

MANAGEMENT INFORMATION CIRCULAR

As Thomson acquired Reuters on April 17, 2008 and three of our current named executive officers were previously employed by Reuters, we believe that it is difficult to compare recent share price performance with executive compensation. As discussed earlier in this Compensation Discussion and Analysis, a significant portion of the normal annual compensation of our named executive officers is variable and tied to performance. This aligns the interests of our named executive officers with those of our shareholders. Approximately 50% of our named executive officers’ total target normal annual compensation is comprised of long-term equity-based incentive awards, which are split 50% stock options and 50% PRSUs. As these awards are denominated in U.S. dollars, their value correlates with the performance of our U.S.-dollar denominated shares.

2009 Compensation Decisions

Although global markets slid into a recession in 2008, Thomson Reuters continued to perform well, thanks to our business model of providing must-have content and services to professionals on a recurring basis and our well-established set of businesses, both by market and geographic area. We believe these attributes of our business will continue to serve us well in 2009, despite the more widespread recession currently gripping certain of our markets.

Nevertheless, in light of the economic environment, the HR Committee decided in March 2009, on the recommendation of management, that none of our senior executives would receive an increase in base salary in 2009. The HR Committee also decided to retain the same mix and relative weighting of fixed compensation versus variable compensation in 2009 compared to 2008. The same targets have been retained in 2009 as a percentage of base salary for short-term and long-term incentive awards granted to our senior executives. Long-term awards for our senior executives will continue to be split 50% PRSUs (for the performance period that begins on January 1, 2009 and ends on December 31, 2011) and 50% stock options.

On March 3, 2009, we granted the following number of PRSUs and options to our named executive officers:

Name	PRSUs	Options
Thomas H. Glocer	77,070	366,960
Robert D. Daleo	39,780	189,400
James C. Smith	39,780	189,400
Devin N. Wenig	39,780	189,400
Stephen G. Dando	11,550	54,950

PRSUs will vest on March 1, 2012 upon completion of the three-year performance cycle (2009–2011) and will entitle holders to receive Thomson Reuters Corporation common shares if threshold performance goals are met. The final number of PRSUs that vest will vary from 0% to 200% of the initial number awarded, based 50% on Thomson Reuters adjusted EPS growth and 50% on its ROIC performance at the end of the three-year period. PRSUs will also accumulate additional units based on notional equivalents of dividends paid on Thomson Reuters Corporation common shares. The accumulated dividends, which are credited only on the shares actually earned, will be paid at the time that underlying shares are distributed.

Options will vest as to 25% per year over four years. The exercise price for the options granted is $23.25 per share, which was the closing price of Thomson Reuters Corporation’s common shares on the NYSE on March 2, 2009. The options will expire 10 years from the grant date.

Additional information regarding the 2009 compensation of our named executive officers will be provided in our 2010 management information circular.

THOMSON REUTERS

HR Committee and Advisors

The HR Committee is responsible for establishing, implementing and overseeing our compensation policies and programs. As such, it performs the same functions as a “compensation committee” or “remuneration committee”. Additional information about the HR Committee is set forth in the “Statement of Corporate Governance Practices” section of this circular. At our corporate headquarters, the Human Resources department is responsible for overseeing the day-to-day design and administration of our various compensation policies and plans, including retirement savings, health and welfare. Mr. Glocer, Mr. Dando and other senior executives in the Human Resources department meet regularly with the HR Committee.

The HR Committee engages a compensation consulting firm, Frederic W. Cook & Co., Inc., to serve as an independent advisor on matters relating to executive compensation. Representatives of the Cook firm are available to HR Committee members on an ongoing basis and generally attend HR Committee meetings. The HR Committee has sole discretion over the terms and conditions of the relationship with the Cook firm. The Cook firm does not provide any services to Thomson Reuters other than those provided directly to the HR Committee. In 2008, we paid the Cook firm approximately $74,000 for its services.

As part of its ongoing services to the HR Committee, the Cook firm assists in evaluating the competitive positioning of senior executive compensation levels and provides guidance and analysis on plan design and market trends and practices to ensure that our program provides executives with competitive compensation opportunities, links compensation to performance and value creation, is efficient from accounting, tax and cash flow perspectives, and is supportive of emerging best practice corporate governance principles.

The Corporate Human Resources department also engaged Towers Perrin in 2008. In 2008, we paid Towers Perrin approximately $121,000 for its services related to executive compensation, including competitive compensation analyses, stock option valuation, and advice on various other matters. Towers Perrin also provides consulting, actuarial and other advisory services to our Human Resources department related to our benefit and retirement plans.

The HR Committee and the Corporate Human Resources department also receive input from the Cook firm and Towers Perrin regarding compensation-related market trends as well as on the structuring of specific compensation-related policies and plans.

THOMSON REUTERS

MANAGEMENT INFORMATION CIRCULAR

EXECUTIVE COMPENSATION

Summary Compensation Table

The table below shows the compensation earned in 2008 by our Chief Executive Officer, Chief Financial Officer and the next three most highly compensated executive officers who were serving as executive officers as of December 31, 2008. Information provided for Messrs. Glocer, Wenig and Dando is for the full year and includes compensation paid by Reuters prior to the April 17, 2008 closing. Compensation information for 2008 is also provided for the former Thomson President and Chief Executive Officer. In this section, these individuals are referred to as the named executive officers.

			Share-based awards ($)[1]			Non-equity incentive plan					Normal
			Long-		Option-	compensation					annual
Name			term		based	- Annual	Pension	All other		Total	compen-
and principal		Salary	incentive	One-time	awards	incentive	value	compensation ($)		compen-	sation for
position	Year	($)	plan	grants	($)[2]	plans($)[3]	($)[4]	Normal[5]	One-time[6]	sation ($)[7]	2008 ($)[8]
Thomas H. Glocer	2008	1,499,271	2,038,591	26,131,000	1,937,512	3,027,497	–	407,564	1,553,798	36,595,233	8,910,435
Chief Executive Officer

Robert D. Daleo	2008	965,000	1,052,333	7,998,900	1,000,035	1,224,265	1,208,000	523,708	–	13,972,241	5,973,341
Executive Vice President and Chief Financial Officer

James C. Smith	2008	946,154	1,052,333	4,484,270	1,000,035	1,203,594	710,000	237,644	–	9,634,030	5,149,760
President and Chief Executive Officer, Professional division

Devin N. Wenig	2008	940,464	1,052,333	15,865,250	1,000,035	1,248,200	–	299,509	–	20,405,791	4,540,541
President and Chief Executive Officer, Markets division

Stephen G. Dando	2008	679,247	390,099	1,949,960	370,748	532,624	–	161,253	–	4,083,931	2,133,971
Executive Vice President and Chief Human Resources Officer

Richard J. Harrington	2008	1,528,708	–	5,008,320	–	–	(917,000)	1,221,444	–	6,841,472	1,833,152
Former President and Chief Executive Officer, The Thomson Corporation

1
The value of the share-based awards represents the grant date fair value of RSUs. In 2008, we made one-time grants of RSUs to Messrs. Glocer, Daleo, Smith, Wenig and Dando to motivate them to succeed in executing our integration plan and realize our growth potential as described in the “Compensation Discussion and Analysis” section of this circular. Long-term incentive plan awards represent the grant date fair value of PRSUs for the three year performance period of January 1, 2008 through December 31, 2010. Additional information is provided in the “Compensation Discussion and Analysis” section of this circular.

THOMSON REUTERS

The following table sets forth the aggregate number and the value of RSUs held by our named executive officers as of December 31, 2008, based on the closing price of Thomson Reuters Corporation common shares on the NYSE on December 31, 2008. RSU amounts below include additional units received from notional dividend equivalents. In 2008, we granted the following additional units from notional dividend equivalents to our named executive officers: Mr. Glocer – 986; Mr. Daleo – 6,992; Mr. Smith – 4,585; Mr. Wenig – 509; Mr. Dando – 793; and Mr. Harrington – 7,760. For additional information about our RSUs, please see the “Compensation Discussion and Analysis” section of this circular.

Name	Time-based RSUs (#)	Performance RSUs (#)*	Total RSUs (#)*	Value ($)*
Thomas H. Glocer	700,000	54,610	754,610	21,996,882
Robert D. Daleo	233,240	28,190	261,430	7,620,685
James C. Smith	132,250	28,190	160,440	4,676,826
Devin N. Wenig	425,000	28,190	453,190	13,210,489
Stephen G. Dando	58,000	10,450	68,450	1,995,318
Richard J. Harrington	144,000	–	144,000	4,197,600

* Assumes vesting of PRSUs at the target amount (100%).

2
 The value of the option-based awards represents the compensation value of stock options granted on May 7, 2008 with an exercise price of $37.15 per share, which was the closing price of the common shares on the day before the grant date. The grant value is based on the average Thomson Reuters Corporation common share price of $35.48 for the three month period prior to the grant date and a Black-Scholes value of 18%. The number of stock options granted to each named executive officer is set forth in the “Compensation Discussion and Analysis” section of this circular as well as the “Incentive Plan Awards” subsection that follows.

3
 Annual cash incentive payouts are with respect to performance during 2008. Payouts were made in the first quarter of 2009, following certification of the achievement of applicable performance goals. Additional information is provided in the “Compensation Discussion and Analysis” section of this circular.

4
Pension value represents the compensatory portion of the change in the accrued pension obligation. Additional information is provided in the “Pension and Other Retirement Benefits” section of this circular.

5
The amounts for Mr. Daleo include $155,574 of RSU dividend equivalent units credited. The amounts for Mr. Smith include $88,714 of RSU dividend equivalent units credited. The amounts for Mr. Wenig include $209,325 of cash paid on dividends on his outstanding RSUs. The amounts for Mr. Dando include a $126,113 payment that he may use for retirement savings in lieu of participating in our pension plan. The amounts for Mr. Harrington include $514,883 of DSU dividend equivalent units credited. The value of RSU and DSU dividend equivalents credited is based on the closing price of our common shares on the NYSE on the applicable crediting date.

6
The one-time amounts for Mr. Glocer include $757,397 of housing and relocation expenses and related tax reimbursements paid pursuant to his employment agreement with Reuters and a $443,750 contribution to his former Reuters supplemental executive retirement plan (SERP), which he participated in through the end of the first quarter of 2008.

7	This reflects the total of all columns in the Summary Compensation Table, in accordance with applicable Canadian disclosure rules.

8
This total excludes one-time RSU grants that we made in 2008 to the named executive officers in connection with the formation of Thomson Reuters and other one-time benefits that are not part of normal annual compensation. Accordingly, this reflects the total of all columns in the Summary Compensation Table, except for the “Share-based awards – One-time grants” and “All other compensation – One-time” columns.

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MANAGEMENT INFORMATION CIRCULAR

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth certain information regarding outstanding stock option and RSU awards granted to our named executive officers as of December 31, 2008. The value of unexercised in-the-money options is based on the difference between the closing price of our common shares on the NYSE on December 31, 2008 and the exercise price of the applicable option. The market or payout value of share-based awards that have not vested is based on the total of time-based RSUs and the target amount of PRSUs granted for long-term incentive awards, using the closing price of our common shares on the NYSE on December 31, 2008. For more information regarding these awards, please see the “Compensation Discussion and Analysis” section of this circular.

	Option-based awards					Share-based awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)		Option expiration date	Value of unexercised in-the-money options ($)	Number of shares or units that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Thomas H. Glocer	303,210		$37.15	5/7/2018	–	755,596	$22,025,623
Robert D. Daleo	156,500		$37.15	5/7/2018	–	332,372	$9,688,644
	130,830		$42.96	2/22/2017	–
	125,000		$35.13	12/5/2015	–
	115,000		$33.76	12/17/2014	–
	105,000		$33.49	12/18/2013	–
	105,000		$26.06	12/11/2012	$324,450
	133,000	C$	48.40	12/13/2011	–
	110,000	C$	57.40	12/19/2010	–
	50,000	C$	41.00	1/24/2010	–
James C. Smith	156,500		$37.15	5/7/2018	–	234,149	$6,825,443
	120,310		$42.96	2/22/2017	–
	87,500		$35.13	12/5/2015	–
	75,000		$33.76	12/17/2014	–
	53,125		$33.49	12/18/2013	–
	42,500		$26.06	12/11/2012	$131,325
	42,500	C$	48.40	12/13/2011	–
	17,500	C$	57.40	12/19/2010	–
	9,000	C$	41.00	1/24/2010	–
Devin N. Wenig	156,500		$37.15	5/7/2018	–	453,699	$13,225,326
Stephen G. Dando	58,020		$37.15	5/7/2018	–	69,242	$2,018,404
Richard J. Harrington	221,700		$42.96	2/22/2017	–	264,511	$7,710,496
	265,000		$37.73	2/10/2016	–
	325,000		$33.76	12/17/2014	–
	325,000		$33.49	12/18/2013	–
	325,000		$26.06	12/11/2012	$1,004,250
	375,000	C$	48.40	12/13/2011	–
	325,000	C$	57.40	12/19/2010	–
	340,000	C$	41.00	1/24/2010	–

The closing price of Thomson Reuters Corporation common shares on December 31, 2008 on the NYSE was $29.15. During 2008, the high and low market prices for Thomson Reuters Corporation common shares on the NYSE were $41.16 and $19.30, respectively.

THOMSON REUTERS

Incentive Plan Awards – Value Vested or Earned in 2008

The following table sets forth information regarding incentive plan awards that vested or were earned in 2008. The value of share-based awards reflects the vesting of certain RSUs, including PRSUs for the performance period of January 1, 2006 through December 31, 2008. The dollar value of these units reflects the number of units vested/earned multiplied by the closing price of our common shares on the NYSE on the vesting date. Non-equity incentive plan compensation reflects the value of annual cash incentive awards earned for 2008. For more information regarding these awards, please see the “Compensation Discussion and Analysis” section of this circular.

Name	Option-based awards – value vested during the year ($)	Share-based awards – value vested during the year ($)	Non-equity incentive plan compensation – value earned during the year ($)
Thomas H. Glocer	–	–	3,027,497
Robert D. Daleo	–	360,776	1,224,265
James C. Smith	–	453,562	1,203,594
Devin N. Wenig	–	–	1,248,200
Stephen G. Dando	–	–	532,624
Richard J. Harrington	–	1,341,239	–

Equity Compensation Plan Information

The following table provides information as of December 31, 2008 regarding our common shares and ordinary shares that may be issued under our stock incentive plan. For more information about our stock incentive plan, please see the “Description of Equity Compensation and Other Plans” section below and Appendix A to this circular.

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders:
C$ stock options	4,268,250	C$49.61	–
US$ stock options	10,122,674	US$35.45	–
US$ time-based RSUs	3,067,525	N/A1	–
US$ performance RSUs	2,848,962	N/A1	–
Total	20,307,411	–	25,549,327
Equity compensation plans not approved by security holders	–	–	–
Total	20,307,411	–	25,549,327

1	Unlike stock options, RSUs do not have an applicable exercise price.

THOMSON REUTERS

MANAGEMENT INFORMATION CIRCULAR

Description of Equity Compensation and Other Plans

We are authorized to issue common shares or ordinary shares under the following plans:

•	Stock incentive plan;

•	Deferred compensation plan; and

•	Employee stock purchase plans.

We also maintain a U.S. employees’ 401(k) retirement savings plan and a share plan for our non-employee directors but any shares needed to satisfy our obligations under those plans are purchased in the open market, so there is no dilutive effect. We grant cash-based awards under our phantom stock plan.

All of these plans, other than the U.S. employees’ 401(k) retirement savings plan, were amended and restated in 2008 upon completion of the Reuters acquisition. Although the plans provide flexibility for awards to be valued by reference to, or otherwise be based on, either Thomson Reuters Corporation common shares or Thomson Reuters PLC ordinary shares, all awards under these plans granted in 2008 were valued by reference to, or otherwise be based on, Thomson Reuters Corporation common shares.

Copies of our plans are available to any shareholder upon request by writing to: Thomson Reuters, Attention: Associate General Counsel, Corporate & Securities, 3 Times Square, New York, New York 10036, United States.

The tables set forth in Appendix A to this circular provide information regarding the key features of our plans. Our share plan for directors is described in the “Director Compensation” section of this circular.

PENSION AND OTHER RETIREMENT BENEFITS

The following describes pension and other retirement benefits provided to our named executive officers.

Pension Plan

•
Thomson Reuters defined benefit pension plans in the U.S. and U.K. have been closed to new participants for some time. Accordingly, Messrs. Glocer, Wenig and Dando do not participate in these plans. Through the end of the first quarter of 2008, Mr. Glocer participated in a Reuters supplemental executive retirement plan (SERP) that was a non-qualified defined contribution plan. Under that plan, Mr. Glocer received an annual contribution of 25% of his base salary. Mr. Wenig also participated in a Reuters SERP through the end of the first quarter of 2008 and received annual contributions of 6% of his base salary above $230,000 (the maximum compensation limit of the Reuters qualified 401(k) retirement savings plan). While at Reuters, Mr. Dando received an annual payment of 20% of his base salary that he may invest for retirement purposes. Thomson Reuters now makes this payment to Mr. Dando.

•
The pension plan in which Messrs. Daleo, Smith and Harrington participate is a defined benefit plan funded by one of our wholly-owned U.S. subsidiaries that is qualified under U.S. federal income tax laws. Benefits under our U.S. qualified pension plan are subject to a maximum annual benefit based on eligible compensation limits set forth by the U.S. Internal Revenue Service. In 2008, the eligible compensation limit was $230,000 and the maximum annual benefit that could be accrued under the pension plan was $185,000.

Retirement Plus Plan. The Thomson Reuters “retirement plus” plan is an unfunded, non-qualified defined benefit plan that provides a supplemental benefit to Messrs. Daleo, Smith and Harrington above the limits imposed by the U.S. Internal Revenue Service, with a maximum annual benefit based on an eligible compensation limit of $300,000. Amounts under the retirement plus plan are paid from our general assets.

SERPs. The Thomson Reuters SERPs are also unfunded, non-qualified defined benefit pension plans under which benefits are paid from our general assets. SERP benefits supplement amounts received by Messrs. Daleo, Smith and Harrington under our other defined benefit plans (i.e., the pension plan and retirement plus plan) and our defined contribution plans, which are funded by company contributions and earnings attributable to such contributions. Mr. Daleo is currently eligible to receive SERP benefits upon termination as he is at least 55 years old and has over 10 years of credited service. As of March 26, 2009, Mr. Smith was 49 years old and had over 10 years of credited service. Mr. Harrington recently retired from our company and is currently receiving SERP benefits.

THOMSON REUTERS

The combined annual benefit for Messrs. Daleo, Smith and Harrington is a pension equal to a percentage of final base salary, commencing upon retirement or termination of employment. This percentage of final base salary is 60% for Messrs. Daleo and Harrington and 50% for Mr. Smith. The benefit amount will be reduced by 5% for each year by which retirement precedes age 62. When Mr. Harrington retired from our company, he was 62 years old. In certain circumstances, each of Messrs. Daleo and Smith will be entitled to a pension upon disability. The annual benefit is payable for life, with a spousal survivor pension of 50% of the officer’s pension. Annual benefit amounts are not subject to reductions for social security benefits.

Defined Benefit Plans Table

The following table sets forth defined benefit plan information related to our named executive officers.

	Number			Accrued
	of years			obligation		Non-	Accrued
	credited	Annual benefits payable ($)1		at start	Compensatory	compensatory	obligation at
Name	service (#)	At year end	At age 65	of year ($)2	change ($)3	change ($)4	year end ($)5
Thomas H. Glocer	0	–	–	–	–	–	–
Robert D. Daleo	15	600,000	600,000	6,622,000	1,208,000	(523,000)	7,307,000
James C. Smith	26	500,000	500,000	2,841,000	710,000	(468,000)	3,083,000
Devin N. Wenig	0	–	–	–	–	–	–
Stephen G. Dando	0	–	–	–	–	–	–
Richard J. Harrington6	26	918,000	994,000	14,281,000	(917,000)	(370,000)	12,994,000

1
Annual benefits payable at year end and at age 65 represent the estimated pension earned for all service to date, and based on total service projected to age 65, respectively, and are calculated based on actual pensionable earnings as of December 31, 2008 and on the terms of current retirement agreements. Benefits payable at year-end do not include any reduction that may apply if a named executive officer retires prior to his normal retirement age. Annual benefits at age 65 are the same at year-end for Mr. Daleo and Mr. Smith since the benefit under the SERP plan is not service-related. Since Mr. Harrington retired on January 31, 2009, his annual benefit at age 65 reflects annual indexing from his retirement date to age 65. The amount reported at year-end for Mr. Smith assumes he will remain with Thomson Reuters until age 55 and that otherwise only the pension plan and retirement plus plan benefits in the amount of $96,000 would be payable.

2
The accrued obligation represents the value of the projected pension benefit from the pension plan, retirement plus plan and the SERPs, earned for all service through September 30, 2008, the plan measurement date used in our audited financial statements for the year ended December 31, 2008.

3	The compensatory change represents the change in the accrued obligation for the year ended September 30, 2008.

4
The non-compensatory change represents the change in the accrued obligation attributable to items that are not related to base salary and incentive award decisions and promotions, such as assumption changes, interest on the accrued obligation at the start of the year and any employee contributions.

5
The estimated accrued obligation values have been calculated by our independent actuaries, based on the same method and assumptions used to determine year and pension plan obligations for Thomson Reuters pension plans as disclosed in note 18 to our audited financial statements for the year ended December 31, 2008. The key assumptions for the U.S. SERP include a discount rate of 7.25% to calculate the 2008 benefit obligation and a rate of compensation increase of 5.25%.

6	Mr. Harrington retired on January 31, 2009 and currently receives aggregate benefits under the pension plan, retirement plus plan and SERP of $76,500 per month.

MANAGEMENT INFORMATION CIRCULAR

TERMINATION BENEFITS

Potential Payments upon Termination

Each of our named executive officers may be eligible to receive certain payments and benefits upon termination of employment under various circumstances. The table below includes the value of all forms of compensation that would be available to each individual upon the specified events.

The amounts in the tables assume that:

•	The officer left Thomson Reuters on December 31, 2008; and

•	The price per share of Thomson Reuters Corporation common shares on the NYSE on that date was $29.15.

For severance payments, aggregate amounts reflect the applicable period of time of salary continuation following involuntary termination without cause. We typically pay severance in the United States in accordance with our standard payroll practices, as opposed to in a lump sum.

For annual cash incentive awards, we have assumed a payout of 100% of the target award for involuntary termination without cause, death or disability. If a named executive officer’s triggering event occurred more than halfway though the year, he would ordinarily be entitled to receive a pro-rated payment based on the number of days worked in the year. Short-term payments are made following completion of the financial year, after measuring our company’s actual performance against predetermined goals.

For stock options, we have calculated the intrinsic value of unvested options that would vest upon an applicable triggering event based on the in-the-money value of the options and the assumed share price. For time-based RSUs, we have calculated the value based on the number of vested units and the assumed share price on the date of involuntary termination without cause, death, disability and retirement.

For long-term incentive awards (PRSUs), we have assumed a payout at 100% of the target award and calculated the value based on the number of vested units and the assumed share price on the date of involuntary termination without cause, death, disability or retirement. Shares underlying vested PRSUs would be issued following completion of the applicable three-year performance period, after measuring our company’s actual performance against predetermined goals.

For pensions, the present value of accrued benefits have been calculated based on the assumptions described in note 18 to our audited financial statements for the year ended December 31, 2008. The key assumptions for U.S. plans include a discount rate of 7.25% and UP94 generational mortality table.

For benefits, amounts reflect the estimated amount for executive physicals, financial planning assistance and the continuation of generally available health and welfare benefits during the applicable severance period.

For excise tax gross-ups, each of Mr. Glocer’s and Mr. Wenig’s agreements provide for a gross-up of any U.S. federal excise tax that might be due upon involuntary termination as a result of a change of control of our company. No other named executive officer is eligible for this benefit.

Amounts actually received should any of the officers cease to be employed will vary based on factors such as the timing during the year of any such event, our share price, the executive’s age, and any changes to our benefit arrangements and policies. Additional information about our agreements with each named executive officer is set forth in the “Severance Benefits” section below.

THOMSON REUTERS

	Involuntary Termination without cause	Involuntary Termination for cause	Voluntary termination or resignation1	Death or disability		Change of control
Thomas H. Glocer
Severance	$3,100,000	–	–	–		$3,100,000
Annual cash incentive	3,100,000	–	–	$3,100,000		3,100,000
Stock options	–	–	–	–		–
Time-based RSUs	20,405,000	–	–	20,405,000		20,405,000
Long-term incentive/PRSUs	1,620,623	–	–	1,620,623		1,620,623
Pension	–	–	–	–		–
Benefits	60,000	–	–	60,000		–
Excise tax gross-up	–	–	–	–		5,396,630
Total	$28,285,623	–	–	$25,185,623		$33,622,253
Robert D. Daleo
Severance	$2,000,000	–	–	–		$2,000,000
Annual cash incentive	1,250,000	–	$1,250,000	$1,250,000		1,250,000
Stock options	324,450	–	324,450	324,450		324,450
Time-based RSUs	3,893,493	–	–	3,893,493		3,893,493
Long-term incentive/PRSUs	1,129,697	–	1,129,697	1,129,697		1,129,697
Pension	8,309,000	$377,000	8,309,000	8,309,000	[2]	8,309,000
Benefits	60,000	–	60,000	60,000		–
Excise tax gross-up	–	–	–	–		–
Total	$16,966,640	$377,000	$11,073,147	$14,966,640		$16,906,640
James C. Smith
Severance	$2,000,000	–	–	–		$2,000,000
Annual cash incentive	1,250,000	–	–	$1,250,000		1,250,000
Stock options	131,325	–	–	131,325		131,325
Time-based RSUs	2,541,895	–	–	2,541,895		2,541,895
Long-term incentive/PRSUs	986,894	–	–	986,894		986,894
Pension	2,752,000	$269,000	$384,000	2,752,0002		2,752,000
Benefits	60,000	–	–	60,000		–
Excise tax gross-up	–	–	–	–		–
Total	$9,722,114	$269,000	$384,000	$7,722,114		$9,662,114
Devin N. Wenig
Severance	$2,000,000	–	–	–		$2,000,000
Annual cash incentive	1,250,000	–	–	$1,250,000		1,250,000
Stock options	–	–	–	–		–
Time-based RSUs	12,388,750	–	–	12,388,750		12,388,750
Long-term incentive/PRSUs	836,576	–	–	836,576		836,576
Pension	–	–	–	–		–
Benefits	60,000	–	–	60,000		–
Excise tax gross-up	–	–	–	–		2,344,393
Total	$16,535,326	–	–	$14,535,326		$18,819,719
Stephen G. Dando
Severance	$1,390,950	–	–	–		$1,390,950
Annual cash incentive	521,606	–	–	$521,606		521,606
Stock options	–	–	–	–		–
Time-based RSUs	854,154	–	–	854,154		854,154
Long-term incentive/PRSUs	103,366	–	–	103,366		103,366
Pension	–	–	–	–		–
Benefits	60,000	–	–	60,000		–
Excise tax gross-up	–	–	–	–		–
Total	$2,930,076	–	–	$1,539,126		$2,870,076

1	Mr. Daleo is the only named executive officer who is currently eligible for early retirement. As such, voluntary termination or resignation by Mr. Daleo reflects entitlements for early retirement.

2	Reflects disability benefit. The value of Mr. Daleo and Mr. Smith’s pension benefits upon death would be $4,155,000 and $168,000, respectively.

MANAGEMENT INFORMATION CIRCULAR

Severance Benefits

We believe that our severance benefits are competitive with those provided to executive officers at comparable global companies. The key provisions of our agreements with Messrs. Glocer, Daleo, Smith, Wenig and Dando are summarized in the table below.

Description	Chief Executive Officer	Other Named Executive Officers
Termination events triggering severance cash benefits and benefits continuation	• Involuntary termination without “Cause” • Termination by Mr. Glocer for “Good Reason”	Involuntary termination without “Cause” for Messrs. Daleo, Smith, Wenig and Dando Mr. Wenig’s agreement also provides for termination by him for “Good Reason”
Severance cash benefit	24 months’ base salary	24 months’ base salary for Messrs. Daleo, Smith, Wenig and Dando
Health and welfare benefits continuation	Continued participation in health and welfare plans over the same time period for which severance is payable	Continued participation in health and welfare plans over the same time period for which severance is payable
Pension benefits	Not applicable	Accrued and earned benefits under applicable plan rules for Messrs. Daleo and Smith. Not applicable for Messrs. Wenig and Dando.
Prorated short-term incentive awards
Short-term incentive award would be paid upon expiration of the statutory revocation period in a lump sum equal to the greater of:

•  50% of his target award for the then-current year; and

•  The amount determined by multiplying his target award for the then-current year by a fraction, the numerator of which is the number of days employed by Thomson Reuters in the year and the denominator is 365.

Short-term incentive award would be pro-rated through the effective date of termination for Messrs. Daleo, Smith and Dando.

Mr. Wenig’s short-term incentive awards would be treated in the same manner as Mr. Glocer’s.

Treatment of share-based awards
All awards would vest in full. Options would remain exercisable for 12 months following the effective date of termination. All PRSUs granted under any long-term incentive plans will be distributed when issued to employees for the applicable plan period.

All other share-based awards (such as time-based RSUs) will vest in full.

For Messrs. Daleo, Smith and Dando, 50% of all unvested awards granted would immediately vest and become exercisable and the balance would be forfeited. Each of them would have six months following the effective date of termination to exercise all exercisable options and units. Alternatively, we may, at our discretion, determine that all such awards or units (whether or not vested) shall be deemed to have expired at the effective date of termination, in which case we would pay an amount equal to the value of all vested units and awards and 50% of all unvested units and awards as of the effective date of termination.

Mr. Wenig’s long-term incentive awards would be treated in the same manner as Mr. Glocer’s.

Restrictive covenants	• Non-solicitation • Non-competition • Confidentiality and non-disparagement	• Non-solicitation • Non-competition • Confidentiality and non-disparagement

THOMSON REUTERS

DIRECTOR COMPENSATION

Compensation for our directors is designed to be competitive and to appropriately recognize the commitment and experience of our directors and the size of our business.

In establishing the compensation arrangements for directors of Thomson Reuters, the factors that the Corporate Governance Committee considered included the size, scope and complexity of our organization, the time commitment required of directors (including board meetings and travel to and from board meetings and site visits), the compensation levels for boards of directors of other companies, and our desire to have a flat fee structure.

Mr. Glocer does not receive compensation for serving on the board.

Thomson Reuters Directors – Retainers

The table below sets forth the annual retainers that are payable to Thomson Reuters directors. Director compensation increased in 2008 effective at the time of the closing of the Reuters acquisition. We paid these board and committee retainers on a pro-rated basis in 2008. Director retainer amounts for 2009 will be unchanged from 2008. Directors do not receive attendance fees.

($)
Annual retainer for non-management directors	150,000
Additional annual retainer for Committee Chairs	20,000
Annual retainer for Chairman	600,000
Annual retainer for Deputy Chairmen	300,000[1]

[1]
As part of his compensation for serving as one of our Deputy Chairmen, Mr. FitzGerald also receives RSUs annually with a value at the time of issue equal to the difference between £600,000 and $300,000, as further discussed below in the “Total Director Compensation” section. Mr. FitzGerald does not receive a separate retainer for serving as Chair of the Corporate Governance Committee.

Former Thomson Directors – Retainers and Committee Fees
The table below sets forth the annual retainers and attendance fees that we paid to Thomson directors from January 1, 2008 through April 16, 2008. We paid these board and committee retainers on a pro-rated basis in 2008. Prior to the closing, Thomson directors also received board and committee attendance fees.

($)
Annual retainer for non-management directors	80,000
Annual retainer for Committee Chairs	10,000
Each Board or committee (excluding Audit Committee) meeting attended	1,000
Each Audit Committee meeting attended	2,000
Annual retainer for Chairman	500,000
Annual retainer for Deputy Chairman	250,000

THOMSON REUTERS

MANAGEMENT INFORMATION CIRCULAR

Total Director Compensation

The following table reflects compensation earned by Thomson Reuters directors in 2008. Directors may elect to take their compensation in cash, share-based awards, or a mix thereof. The fee amounts reflect cash compensation earned. The share-based awards include deferred share units (DSUs) received in lieu of cash. Mr. Glocer does not receive compensation for his service as a director. Information regarding Mr. Glocer’s 2008 compensation is set forth in the “Executive Compensation” section of this circular. This table does not reflect compensation paid by Reuters prior to April 17, 2008.

Thomson Reuters Directors

		Share-based awards ($)			All other		Normal annual compensation
Director	Fees earned ($)	DSUs	Other grants		compensation ($)	Total ($)	for 2008 ($)[5]
David Thomson	575,004	–	–		–	575,004	575,004
W. Geoffrey Beattie	285,278	–	3,571,210	[3]	–	3,856,488	285,278
Niall FitzGerald, KBE[1]	567,781	–	707,9864	[4]	2,588	1,278,355	747,366
Mary Cirillo	–	134,423	–		–	134,423	134,423
Steven A. Denning	–	152,483	–		–	152,483	152,483
Lawton Fitt1	105,907	–	–		–	105,907	105,907
Roger L. Martin	–	137,423	–		–	137,423	137,423
Sir Deryck Maughan[1]	71,731	34,176	–		–	105,907	105,907
Ken Olisa1	74,992	30,915	–		–	105,907	105,907
Richard L. Olver[1,2]	105,907	–	–		–	105,907	105,907
Vance K. Opperman	–	154,483	–		–	154,483	154,483
John M. Thompson	–	140,363	–		–	140,363	140,363
Peter J. Thomson	125,584	7,839	–		–	133,423	133,423
John A. Tory	127,584	7,839	–		–	135,423	135,423
Total	2,039,768	799,944	4,279,196		2,588	7,121,496	3,019,927

[1]	Joined the Thomson Reuters board on April 17, 2008 after completion of the Reuters acquisition.

[2]	Mr. Olver retired from the board on December 31, 2008.

[3]
On February 22, 2008, we made a special grant of 100,000 RSUs to Mr. Beattie in recognition of his exceptional service as Deputy Chairman in overseeing our strategic realignment. All of Mr. Beattie’s RSUs will vest on February 22, 2011. Each vested RSU entitles Mr. Beattie to receive one Thomson Reuters Corporation common share. Mr. Beattie’s RSU total above includes the amount of his original grant (100,000 units) plus 2,680 additional units received from notional dividend equivalents based on dividends paid on Thomson Reuters Corporation common shares. These dividend equivalent units vest on the same schedule as the underlying RSUs. The value of Mr. Beattie’s RSUs in the table above is based on the closing price of Thomson Reuters Corporation common shares on the NYSE on the grant date.

[4]
Mr. FitzGerald’s Deputy Chairman compensation is comparable to the fees that he received as Chaiman of Reuters, although since October 1, 2008, he has received a substantial portion of his compensation in RSUs. As part of his annual compensation, Mr. FitzGerald now receives RSUs annually with a value at the time of issue equal to the difference between £600,000 and $300,000. On November 13, 2008, we granted Mr. FitzGerald 28,675 RSUs, which relate to the period of October 1, 2008 to September 30, 2009. 50% of Mr. FitzGerald’s RSUs vest on October 1 in the year after the grant, and the remaining 50% of the RSUs vest on October 1 in the second year after the grant. Each vested RSU entitles Mr. FitzGerald to receive one Thomson Reuters Corporation common share. The value of Mr. FitzGerald’s RSUs in the table above is based on the closing price of Thomson Reuters Corporation common shares on the NYSE on the grant date.

[5]
This total excludes the special RSU grant that we made to Mr. Beattie in 2008, as this grant is not part of normal annual compensation. This total also presents the value of Mr. FitzGerald's RSUs on a prorata basis for the fourth quarter of 2008 only, as this grant relates to the period of October 1, 2008 to September 30, 2009.

Former Thomson Directors1

		Share-based	All other
Director	Fees earned ($)	awards ($)	compensation ($)	Total ($)
Ron D. Barbaro	23,677	7,839	–	31,516
V. Maureen Kempston Darkes	–	29,516	–	29,516
Michael J. Sabia	–	29,516	–	29,516
Richard M. Thomson	–	33,516	–	33,516

[1]	Each former Thomson director served a full year in 2007, and from January 1 through April 16, 2008.

THOMSON REUTERS

Messrs. Daleo and Harrington served as Thomson directors until April 16, 2008. Neither received compensation for his service as a director. Information regarding 2008 compensation for Messrs. Daleo and Harrington is set forth in the “Executive Compensation” section of this circular.

Deferred Share Units

To further align the interests of our directors with those of our shareholders, directors may participate in a share plan under which they have the option to receive their annual retainer and other amounts payable for their services on the board in the form of DSUs, common shares of Thomson Reuters Corporation or cash. A DSU is a bookkeeping entry credited to an account maintained for each eligible director, and has the same value as one Thomson Reuters Corporation common share. If a director elects to receive any portion of his or her annual retainer or other remuneration in the form of shares, the amount (net of withholding taxes) is used to buy shares in the open market. If a director elects to receive DSUs, units representing the value of Thomson Reuters Corporation common shares are credited to the director’s account. DSUs are paid to a director by December 15 of the calendar year following termination of board service. Payment is made in Thomson Reuters Corporation common shares or cash (net of withholding taxes), based on the market value of Thomson Reuters Corporation common shares on the date prior to the payment date. DSUs accumulate additional units based on notional equivalents of dividends paid on Thomson Reuters Corporation common shares.

Stock Option Grants

Mr. Beattie is the only non-management director who has been granted stock options. All of Mr. Beattie’s stock options are 100% vested, but the exercise prices for all of his options were more than the market price of our common shares as of December 31, 2008. The table below sets forth information regarding options granted to Mr. Beattie that were outstanding as of December 31, 2008. Information regarding Mr. Glocer’s stock options is set forth in the “Executive Compensation” section of this circular.

		Number of						Number of
		securities						securities			Value of
		underlying						underlying			unexercised
		unexercised			Options	Options	Options	unexercised	Earliest		in-the-money
		options as of	Option		granted	exercised	expired	options as of	date options	Option	options as of
		January 1,	exercise		during	during	during	December 31,	become	expiration	December 31,
Name	Grant date	2008 (#)	price ($)		2008	2008	2008	2008 (#)	exercisable	date	2008 ($)
W. Geoffrey Beattie	May 18, 2000	100,000	C$	51.60	–	–	–	100,000	May 18, 2001	May 18, 2010	$0
W. Geoffrey Beattie	December 13, 2001	50,000	C$	48.40	–	–	–	50,000	December 13, 2002	December 13, 2011	$0
W. Geoffrey Beattie	December 11, 2002	50,000	C$	40.69	–	–	–	50,000	December 11, 2003	December 11, 2012	$0
Total	–	200,000		–	–	–	–	200,000	–	–	$0

The closing price of Thomson Reuters Corporation common shares on December 31, 2008 on the NYSE was $29.15. During 2008, the high and low market prices for Thomson Reuters Corporation common shares on the NYSE were $41.16 and $19.30, respectively.

RSU Grants

Mr. Beattie and Mr. FitzGerald are the only non-management directors who have been granted RSUs. The table below sets forth information regarding RSUs granted to each of them that were outstanding as of December 31, 2008. Additional information regarding these grants is set forth in the “Total Director Compensation” table above. Information regarding Mr. Glocer’s RSUs is set forth in the “Executive Compensation” section of this circular.

		Number of					Number of			Market or payout
		securities					securities			value of RSUs
		underlying		RSUs	RSUs	RSUs	underlying	Earliest		that have not
		RSUs as of	RSU	granted	vested	expired	RSUs as of	date RSUs	RSU	vested as of
		January 1,	exercise	during	during	during	December 31,	become	expiration	December 31,
Name	Grant date	2008 (#)	price ($)	2008	2008	2008	2008 (#)	vested	date	2008 ($)
W. Geoffrey	February	–	–	102,680	–	–	102,680	February 22,	February	$2,993,122
Beattie	22, 2008							2011	22, 2011
Niall	November	–	–	28,974	–	–	28,974	October 1,	October	$844,592
FitzGerald	13, 2008							2009	1, 2010

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MANAGEMENT INFORMATION CIRCULAR

Plan Awards – Value Vested or Earned in 2008

The following table sets forth information regarding Mr. Beattie’s plan awards that vested or were earned in 2008.

	Option-based	Share-based	Non-equity incentive plan
	awards – value vested	awards – value vested	compensation – value earned
Name	during the year ($)	during the year ($)	during the year ($)
W. Geoffrey Beattie	–	601,242	–

Share Ownership Guidelines

Directors are encouraged to hold common shares of Thomson Reuters Corporation, ordinary shares of Thomson Reuters PLC and/or DSUs having a value equal to five times their annual retainer within five years from the date of their initial appointment to the board.

Pensions

Non-management directors do not receive any pension benefits from Thomson Reuters. Mr. Glocer’s pension and retirement benefits are described in the “Pension and Retirement Benefits” section of this circular.

Service Contracts

We have not entered into service contracts with our non-management directors. Each director has signed an appointment letter that confirms his or her position on the board and any committees. Our agreement with Mr. Glocer regarding termination benefits is described in the “Termination Benefits” section of this circular.

Director Expenses

We reimburse directors for reasonable travel and out-of-pocket expenses incurred in connection with their Thomson Reuters duties.

INDEBTEDNESS OF OFFICERS, DIRECTORS AND EMPLOYEES

As at March 26, 2009, there was no indebtedness (other than “routine indebtedness” under applicable Canadian securities laws) of the officers, directors, employees and former officers, directors and employees of Thomson Reuters and our subsidiaries owing to Thomson Reuters or any of our subsidiaries.

DIRECTORS’ AND OFFICERS’ INDEMNIFICATION AND INSURANCE

We provide indemnification to our directors to the extent permitted by applicable laws and regulations.

Under the Business Corporations Act (Ontario), Thomson Reuters Corporation may indemnify a present or former director or officer or an individual who acts or acted at the corporation’s request as a director or officer or in a similar capacity of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the director in respect of any civil, criminal, administrative, investigative or other proceeding to which the director is involved because of that association with the corporation or other entity, provided that the individual acted honestly and in good faith with a view to the best interests of the corporation or, as the case may be, to the best interests of the other entity for which the individual acted at the corporation’s request, and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, such individual had reasonable grounds for believing that his or her conduct was lawful.

Under the U.K. Companies Act 2006, Thomson Reuters PLC may not directly or indirectly indemnify a director in connection with any negligence, default, breach of duty or breach of trust by the director in relation to the company unless the indemnity constitutes a “qualifying third party indemnity provision”. An indemnity will be a “qualifying third party indemnity provision” for the purposes of the U.K. Companies Act 2006, provided that it does not indemnify the director against any liability the director incurs:

•	to the company or to an associated company (an associated company is, in effect, a company in the same group);

•	to pay a criminal fine or a regulatory penalty;

•	in defending criminal proceedings in which the director is convicted;

•	in defending civil proceedings brought by the company, or an associated company, in which judgment is given against the director; or

•	in an unsuccessful application for relief from liability under the U.K. Companies Act 2006.

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We maintain a directors’ and officers’ liability insurance policy that provides protection for our directors and officers against liability incurred by them in their capacities as such. This policy provides for a limit of at least $100 million for each claim and $100 million in the aggregate and there is no deductible for this coverage. The insurance applies in circumstances where we may not indemnify our directors and officers for their acts or omissions. Annual premiums paid by our company relating to directors’ and officers’ liability insurance are currently approximately $2.0 million.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee is responsible for assisting our board in fulfilling its oversight responsibilities in relation to the integrity of our financial statements, our compliance with legal and regulatory requirements, the qualifications and independence of our auditors, the performance of our internal audit function and independent auditors, and any additional matters delegated to the Audit Committee by our board.

In 2008, the Audit Committee met with various members of our senior management and internal audit team and PricewaterhouseCoopers LLP. In addition, the Audit Committee met regularly in separate sessions with representatives of PricewaterhouseCoopers LLP. In the course of fulfilling its mandate, the Audit Committee focused on several topics, which included:

•
Reviewing and discussing the company’s annual and quarterly consolidated financial statements and related MD&A. The Audit Committee also reviewed other disclosures, including our earnings press releases and annual report;

•	Reviewing the scope and plans for the audit of our company’s financial statements;

•
Reviewing and approving fees to be paid to PricewaterhouseCoopers LLP for its services, as further described in the “Business of the Meeting – Appointment and Remuneration of Independent Auditors” section of this circular;

•	Discussing with PricewaterhouseCoopers LLP:

°	its independence from Thomson Reuters (and receiving disclosures from PricewaterhouseCoopers LLP in this regard),

°	all critical accounting policies and practices used or to be used by Thomson Reuters,

°
all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative treatments and the treatment preferred by the auditors, and

°	all other matters required to be communicated under generally accepted auditing standards;

•	Receiving periodic updates on our guidelines and policies with respect to risk assessment and risk management, including the steps and processes taken to monitor and control risks; and

•	Receiving periodic updates from our Corporate Compliance and Audit Department on internal control over financial reporting and fraud-related matters.

In March 2009, as part of its oversight role and in reliance upon its reviews and discussions as noted above, the Audit Committee reviewed and discussed with management its assessment and report on the effectiveness of our internal control over financial reporting as of December 31, 2008, which was made using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission. The Audit Committee also reviewed and discussed with PricewaterhouseCoopers LLP its review and report on our internal control over financial reporting. The Audit Committee also recommended that PricewaterhouseCoopers LLP be re-appointed as our independent auditors to serve until our next annual meeting of shareholders in 2010 and that our board submit this appointment to shareholders for approval at the 2009 annual meeting of shareholders.

Based upon the reports and discussions described in this report, and subject to the limitations on the role and responsibilities of the Audit Committee in its charter, the Audit Committee recommended that our board approve the filing of the audited consolidated financial statements, MD&A and annual report, and the inclusion of the audited consolidated financial statements in our annual report to shareholders for the year ended December 31, 2008.

This report was approved by the Audit Committee of Thomson Reuters, which as at March 20, 2009, comprised the following members.

Vance K. Opperman (Chair)	Ken Olisa
Lawton Fitt	John M. Thompson
Roger L. Martin

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STATEMENT OF CORPORATE GOVERNANCE PRACTICES

This section describes our corporate governance policies and practices. Our governance structure permits the board to responsibly supervise the management of the business and affairs of Thomson Reuters. We believe that sustainable value creation for all shareholders is fostered through a board that is informed and engaged and that functions independently of management.

As our shares are listed in Canada, the United Kingdom and the United States, our corporate governance structure is generally consistent with the best practice guidelines of the Canadian securities regulatory authorities, the provisions of the U.K. Combined Code on Corporate Governance and the rules of the SEC giving effect to the provisions of the Sarbanes-Oxley Act of 2002. In addition, our corporate governance structure complies with most of the corporate governance listing standards of the NYSE and Nasdaq, notwithstanding that we are exempt from most of those standards as a “foreign private issuer”.

Board Composition and Responsibilities

The board consists of 15 individuals and functions independently of management. The board is currently comprised of 14 non-management directors and the CEO. David Thomson is Chairman, and W. Geoffrey Beattie and Niall FitzGerald are Deputy Chairmen. Biographies for each director, who are all individually proposed for re-election on an annual basis, are set forth in the “Business of the Meeting – Election of Directors” section of this circular.

Responsibility for our governance structure lies, in the first instance, with the Corporate Governance Committee, and more generally with the board. Board practices are set out in corporate governance guidelines, which the Corporate Governance Committee reviews annually, together with the committee charters. The corporate governance guidelines deal with issues such as the board’s duties and responsibilities, share ownership requirements and conflicts of interest. The guidelines and committee charters are publicly available at www.thomsonreuters.com. In addition, a copy of the corporate governance guidelines has been filed on SEDAR and EDGAR and is incorporated by reference in this circular.

The board’s principal responsibilities are strategic planning, risk identification and financial, human resources, legal and regulatory oversight. In January of each year, the board has meetings focused principally on the operating plan for the current year. In addition to addressing key initiatives, the operating plan addresses opportunities, risks, competitive position, financial projections and other key performance indicators for our company. Separate board meetings in the year are devoted solely to broader strategic considerations for Thomson Reuters business. These strategy sessions allow the directors to discuss and shape our priorities and objectives. Throughout the year, the directors are updated on the strategic progress as part of regular board and committee meetings.

We have separated the roles and responsibilities of the Chairman and the CEO:

•
As Chairman, David Thomson seeks to ensure that the board operates independently of senior management. The Chairman is responsible for establishing the agenda for board meetings, ensuring that the board and its committees have the necessary resources to support their work (in particular, accurate, timely and relevant information), and maintaining an effective relationship between the board and senior management. Mr. Thomson does not have any other significant corporate commitments outside of his role as Chairman of Thomson Reuters.

•
As CEO, Thomas H. Glocer is principally responsible for the management of the business and affairs of Thomson Reuters in accordance with the strategic plan and objectives agreed with the board. Mr. Glocer’s executive committee meets regularly throughout the year to discuss the state of our business and pertinent topics ranging from strategy to operational matters to financial projections. In 2008, Mr. Glocer received total compensation of $153,891 in his capacity as a director of Merck & Co. Inc. The board believes that Mr. Glocer’s board position at Merck can broaden his knowledge and experience to the benefit of Thomson Reuters.

Position descriptions for the Chairman and for the chair of each committee have been approved by the board and help ensure the independent operations of the board and its committees. These position descriptions are also publicly available at www.thomsonreuters.com.

At the conclusion of every board meeting, the board meets without the CEO present. The CEO is informed of the substance of these meetings to the extent that action is appropriate or required.

In addition, at least once each year, the board meets without the CEO and the directors affiliated with Woodbridge present. These meetings, which follow a regularly scheduled board meeting, are chaired by the Chair of the Corporate Governance Committee. The Chair of the Corporate Governance Committee develops the agenda for these meetings, although discussion is not limited to it. The agenda generally addresses any issues that might be specific to a public corporation with a controlling shareholder. The Chair of the Corporate Governance Committee reports to the Chairman on the substance of these meetings to the extent that action is appropriate or required and is available for consultation with the independent directors as required. One such meeting of the independent directors took place in January 2009 and was presided over by Niall FitzGerald.

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To assist the board in operating independently of management, the Secretary to the Board reports directly to the Chairman and the Deputy Chairmen and also acts as secretary to each of the committees of the board. The Secretary to the Board has responsibility for ensuring good information flows between the board and its committees and between senior management and the directors. Directors have access to the advice and services of the Secretary.

The board has access to members of management. The board and its committees may invite any member of senior management, employee, outside advisor or other person to attend or report at any of their meetings.

To clarify the division of responsibility between the board and management, the board has adopted a delegation of authority policy. This policy delegates certain decision-making and operating authority to senior management and has been adopted by the board in order to enhance our internal controls and allow management appropriate flexibility to deal with certain matters without board approvals. The board also delegates certain responsibilities to the Audit Committee, Corporate Governance Committee and HR Committee, and oversees the committees’ fulfillment of their responsibilities. The responsibilities of each committee are described in more detail below.

Independent Directors

Under the corporate governance guidelines adopted by the board, a director is not considered independent unless the board affirmatively determines that the director has no “material relationship” with Thomson Reuters. In determining the independence of directors, the board considers all relevant facts and circumstances. In March 2009, the board conducted its annual assessment of the independence of each of its members and determined that 10 of the 15 directors (66 2/3%) serving on the board are independent. In determining independence, we examined and relied on the applicable definitions of “independent” in the NYSE listing standards, Nasdaq listing standards, Canadian Securities Administrators’ National Instrument 58-101 and the U.K. Combined Code on Corporate Governance. The board also reviewed the results of questionnaires completed by each director.

•	One of the directors (Thomas H. Glocer) is not independent because he is the CEO of Thomson Reuters.

•
Four of the directors (David Thomson, W. Geoffrey Beattie, Peter J. Thomson and John A. Tory) are considered to not be independent pursuant to applicable rules because they are directors and current or former executive officers of Woodbridge, the controlling shareholder of Thomson Reuters. None of these individuals is a member of Thomson Reuters executive management team. With its substantial equity investment in Thomson Reuters, Woodbridge considers that its interests as a shareholder are aligned with those of all other shareholders.

•	The remaining 10 directors are independent.

In determining the independence of directors, the board also considers that in the normal course of business, we provide services to, and receive services from, companies with which some of the independent directors are affiliated. For example, various in-house legal departments of a number of these companies subscribe to our Westlaw service. Based on the specific facts and circumstances, the board determined in March 2009 that these types of relationships were immaterial.

In particular, the board acknowledged that Messrs. Denning and Thompson also have been directors of companies that Thomson Reuters has a relationship with, but determined that these relationships were not material and did not preclude a finding of independence.

•
Until February 2009, Mr. Denning was a director of Hewitt Associates Inc. In February 2005, we entered into an agreement with Hewitt Associates Inc. to outsource certain human resources administrative functions in order to improve operating and cost efficiencies. When we initially entered into the agreement, we expected to pay Hewitt an aggregate of $115 million over a five-year period. This agreement was subsequently renegotiated and extended in September 2006. Under the new terms, we expect to pay Hewitt an aggregate of $165 million over a 10-year period. In 2008, we paid Hewitt $11 million for its services. Mr. Denning did not participate in negotiations related to the agreement and has refrained from deliberating and voting on any matters relating to Hewitt Associates Inc. by the HR Committee and the board.

•
Mr. Thompson is the non-executive independent Chairman of the board of The Toronto-Dominion Bank. In the normal course of business, we have a banking relationship with The Toronto-Dominion Bank and one of the bank’s affiliates has served as a dealer for our recent offerings of debt securities in the United States and Canada.

Controlled Company

The NYSE and Nasdaq corporate governance listing standards require a listed company to have, among other things, solely independent directors on its compensation committee and nominating/corporate governance committee. A “controlled company” (a company of which more than 50% of the voting power is held by an individual, group or another company) is exempt from these requirements.

The board believes it is appropriate for directors affiliated with Woodbridge to serve on the Corporate Governance Committee and the HR Committee and has approved our reliance on the controlled company exemption to do so.

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MANAGEMENT INFORMATION CIRCULAR

Committees

The board operates with three committees, each of which has a written charter. The charters are reviewed annually by the relevant committee and the Corporate Governance Committee, which may make recommendations to the board for changes. These charters are publicly available at www.thomsonreuters.com.  The following table sets forth the membership of our three board committees.

Director	Audit Committee	Corporate Goverance Committee	HR Committee
David Thomson
W. Geoffrey Beattie		•	•
Niall FitzGerald, KBE		Chair	•
Thomas H. Glocer
Manvinder S. Banga			•
Mary Cirillo		•	•
Steven A. Denning			Chair
Lawton Fitt	•
Roger L. Martin	•
Sir Deryck Maughan		•
Ken Olisa	•
Vance K. Opperman	Chair
John M. Thompson	•	•
Peter J. Thomson
John A. Tory			•

Audit Committee

The Audit Committee is responsible for assisting the board in fulfilling its oversight responsibilities in relation to: (i) the integrity of financial statements and other financial information relating to our company; (ii) compliance with risk management, and legal and regulatory requirements; (iii) the qualifications, independence and performance of the independent auditors; (iv) the adequacy and effectiveness of our internal control over financial reporting and disclosure controls and procedures; (v) the effectiveness of the internal audit function; and (vi) any additional matters delegated to the Audit Committee by the board.

The Audit Committee is responsible for the engagement of the independent auditors, and communicates directly with the independent auditors and the officer in charge of internal audit. The Audit Committee is also responsible for overseeing management reporting and internal control systems.

Prior to the release of financial reports, a draft is distributed to the members of the Audit Committee for review and comment. Prior to the Audit Committee meeting, the CFO and the Controller and a representative from the independent auditors meet with the Chair of the Audit Committee to preview the audit-related issues which will be discussed at the Audit Committee meeting. At the Audit Committee meeting, the Controller discusses the financial statements and disclosure matters and the Audit Committee members are given an opportunity to raise any questions or comments. The meeting is also attended by the independent auditors, who make their required communications to the Audit Committee. When the Audit Committee is satisfied as to the quality of the disclosures, it provides its approval and recommends that the board subsequently approve the filing of the report. Prior to the release of quarterly, half-yearly and annual reports, a draft is also distributed to the members of the board for their review and comment. The board receives the Audit Committee’s approval recommendation for these disclosure documents. The board also has an opportunity to ask questions and have them answered prior to any filings. When the board is satisfied as to the quality of the disclosures, it provides its approval for the report to be filed.

The Audit Committee is responsible for overseeing the work of the independent auditors and considers whether the provision of services other than audit services is compatible with maintaining the auditors’ independence. The Audit Committee has adopted a policy regarding its pre-approval of all audit and permissible non-audit services provided by the independent auditors. The policy gives detailed guidance to management as to the specific types of services that have been pre-approved by the Audit Committee. The policy requires the Audit Committee’s specific pre-approval of all other permitted types of services that have not already been pre-approved. Senior management periodically provides the Audit Committee with a summary of services provided by the independent auditors in accordance with the

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pre-approval policy. The Audit Committee’s charter delegates to its Chair the authority to evaluate and approve engagements in the event that the need arises for approval between Audit Committee meetings. If the Chair approves any such engagements, he must report his approval decisions to the full Audit Committee at its next meeting. For the year ended December 31, 2008, none of the audit-related, tax or all other fees of Thomson Reuters described above made use of the de minimis exception to pre-approval provisions contained in Rule 2-01(c)(7)(i)(C) of SEC Regulation S-X and Section 2.4 of the Canadian Securities Administrators’ Multilateral Instrument 52-110 (Audit Committees).

The Audit Committee has adopted procedures for the receipt, retention and treatment of complaints received by our company regarding accounting, internal accounting controls, auditing matters, and disclosure controls and procedures, as well as procedures for the confidential, anonymous submission of concerns by our employees regarding questionable accounting, internal accounting controls, auditing matters or disclosure controls and procedures. These procedures are set forth in the Thomson Reuters Code of Business Conduct and Ethics, which is described below under “Code of Business Conduct and Ethics”.

All members of the Audit Committee are financially literate in accordance with applicable Canadian, U.S. and U.K. securities rules. We have not sought to determine that any member of the Audit Committee qualifies as an “audit committee financial expert” (within the meaning of applicable SEC rules) or meets applicable tests for accounting or related financial management expertise within the meaning of NYSE, Nasdaq and U.K. Combined Code provisions. However, we consider that, collectively, the members of the Audit Committee have the requisite skills and experience to properly discharge their responsibilities. The board plans to consider these qualifications in future nominations to the board and appointments to the Audit Committee.

The Audit Committee comprises Vance K. Opperman (Chair), Lawton Fitt, Roger L. Martin, Ken Olisa and John M. Thompson. The Audit Committee met eight times in 2008.

Corporate Governance Committee

The Corporate Governance Committee is responsible for assisting the board in fulfilling its oversight responsibilities in relation to: (i) Thomson Reuters overall approach to corporate governance; (ii) the size, composition and structure of the Thomson Reuters board and its committees, including the nomination of directors; (iii) induction and continuing education for directors; (iv) related party transactions and other matters involving actual or potential conflicts of interest; and (v) any additional matters delegated to the Corporate Governance Committee by the board. The Corporate Governance Committee is also responsible for reviewing directors’ compensation to ensure that it is competitive and appropriately compensates directors for the responsibilities and risks involved in being an effective director. To this end, the Corporate Governance Committee periodically reviews director compensation in the marketplace. The Corporate Governance Committee reviews the position descriptions for the Chairman and the chair of each committee and the senior independent director of Thomson Reuters PLC and recommends any amendments to the board. The Chair of the Corporate Governance Committee performs the functions of a senior independent director of Thomson Reuters PLC for the purposes of the U.K. Combined Code.

The Corporate Governance Committee comprises Niall FitzGerald (Chair), W. Geoffrey Beattie, Mary Cirillo, Sir Deryck Maughan and John M. Thompson. The Corporate Governance Committee met four times in 2008.

HR Committee

The HR Committee is responsible for assisting the board in fulfilling its oversight responsibilities in relation to: (i) the compensation of the CEO and senior management; (ii) the selection and retention of senior management; (iii) planning for the succession of senior management; (iv) professional development for senior management; (v) the management of pension and significant benefit plans for employees; and (vi) any additional matters delegated to the HR Committee by the board. The HR Committee performs the functions of a remuneration committee for purposes of the U.K. Combined Code.

The HR Committee assists the board in setting objectives each year for the CEO. The HR Committee evaluates the performance of the CEO against these objectives at year end. The HR Committee reports to the full board on the objectives for the forthcoming year and the performance against objectives in the preceding year. The HR Committee maintains a written position description for the CEO.

The HR Committee comprises Steven A. Denning (Chair), W. Geoffrey Beattie, Niall FitzGerald, Manvinder S. Banga, Mary Cirillo and John A. Tory. The HR Committee met four times in 2008. Mr. Banga was appointed to the HR Committee and the board on January 1, 2009. All of the other individuals were members of the HR Committee in 2008.

Director Qualifications, Board Size and Appointments

The Corporate Governance Committee is responsible for assessing the skills and competencies of current directors, their anticipated tenure and the need for new directors. The Corporate Governance Committee recommends candidates for initial board membership and board members for re-nomination. Recommendations are based on character, integrity, judgment, business experience, record of achievement and any other skills and talents that would enhance the board and overall management of the business and affairs of our company. As necessary, the Corporate Governance Committee retains a professional search firm to assist it in identifying and evaluating potential director candidates.

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MANAGEMENT INFORMATION CIRCULAR

On January 1, 2009, Manvinder (Vindi) Banga joined the board. Mr. Banga is the President of the Foods, Home and Personal Care business for Unilever PLC and one of the seven member Unilever executive committee reporting to its CEO. During his career, Mr. Banga has worked in global, regional and national roles in London, Singapore and Mumbai. In particular, Mr. Banga has a deep knowledge of business in Asia which the Thomson Reuters board believes will be valuable as our company looks to capitalize further on opportunities in that region.

The board is of the view that its optimal size for effective decision-making and committee work is 14 to 16 members and that it may need to increase beyond that from time to time in anticipation of retirements of board members.

Director Recruitment, Induction and Education

New directors are provided with induction materials describing our business, our corporate governance structure and related policies and information. New directors also have meetings with the Chairman, Deputy Chairmen, CEO, CFO and other executive officers, including the heads of our major businesses. Early in their tenure, opportunities are provided to new directors to visit some of the major facilities and meet with operations management. Opportunities are also provided for directors to meet with shareholders and customers.

The board’s secure website, monthly management reports and other means of communication provide directors with information to ensure their knowledge and understanding of our business remain current.

On a regular basis, members of senior management prepare memoranda and presentations on operating matters which are distributed to the directors. These “board papers” are often prepared in connection with matters that require director approval under our policies or applicable law and are also used to inform the directors about developments that senior management believe should be brought to the directors’ attention. The board also periodically receives reports on non-operational matters, including corporate governance, taxation, pension and treasury matters.

To facilitate ongoing education, the directors are entitled to attend external continuing education opportunities at the expense of

Thomson Reuters. The Corporate Governance Committee is responsible for confirming that procedures are in place and resources are made available to provide directors with appropriate continuing education opportunities.

The Chairman believes that the members of the board have access to sufficient information and resources to undertake their duties as directors.

Performance Assessment Process

The Corporate Governance Committee oversees an annual structured review of the effectiveness of the board and its committees. Questionnaires addressing issues such as supervision of senior management, strategic planning, risk management, financial reporting, disclosure, governance and conduct of board and committee meetings are developed annually and given to directors. The individual responses, which are confidential, are compiled by the Secretary to the board and reported to the Corporate Governance Committee and the board.

Prior to 2008, the Corporate Governance Committee also undertook an individual assessment process, whereby each director met with the Chairman of the Corporate Governance Committee to discuss their own contribution to the board, and the contributions of their colleagues. The Corporate Governance Committee determined not to undertake an individual director review process in 2008 because of substantial changes in board composition at the time of the Reuters acquisition. It is expected that an individual director review process will be undertaken in 2009.

The Corporate Governance Committee believes that each director’s individual performance continues to be effective and that each director has demonstrated a commitment to his or her role on the board and its committees. The board recommends that all of the nonmanagement directors should be re-elected at the meeting to be held on May 13, 2009, as each of them continues to bring valuable skills and experience to the board and its committees. The board also considers it to be in the interests of Thomson Reuters and its shareholders that Mr. Glocer continues in his role as a director while acting as CEO.

Majority Voting Policy

The board has adopted a policy which provides that if a director does not receive the support of a majority of the votes cast at the annual meetings of shareholders, the director will tender his or her resignation to the Chairman, to be effective when accepted by the board. The Corporate Governance Committee will consider the director’s offer to resign and make a recommendation to the board as to whether to accept it. The board will have 90 days from the annual meeting to make and publicly disclose its decision.

Director Attendance

The board meets regularly in order to discharge its duties effectively. Directors are expected to attend all meetings of the board including committee meetings, if applicable, and annual meetings of shareholders.

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The board met 11 times in 2008. Five of its 11 scheduled meetings were held in person. The remaining six meetings in 2008 were held by telephone. The following table sets forth the attendance of directors at board and committee meetings in 2008.

Meetings attended
Current directors	Board	Committee
David Thomson	11 of 11	–
W. Geoffrey Beattie	11 of 11	8 of 8
Niall FitzGerald, KBE[1]	7 of 7	6 of 6
Thomas H. Glocer[1]	7 of 7	–
Mary Cirillo	10 of 11	6 of 7
Steven A. Denning	10 of 11	4 of 4
Lawton Fitt[1]	7 of 7	6 of 6
Roger L. Martin	11 of 11	7 of 8
Sir Deryck Maughan[1]	6 of 7	3 of 3
Ken Olisa[1]	6 of 7	5 of 6
Richard L. Olver[1]	5 of 7	3 of 3
Vance K. Opperman	11 of 11	8 of 8
John M. Thompson	9 of 11	10 of 12
Peter J. Thomson	11 of 11	–
John A. Tory	11 of 11	4 of 4

Former directors
Ron D. Barbaro	3 of 4	3 of 3
Robert D. Daleo	4 of 4	–
Richard J. Harrington	4 of 4	–
V. Maureen Kempston Darkes	3 of 4	2 of 2
Michael J. Sabia	4 of 4	1 of 1
Richard M. Thomson	4 of 4	3 of 3

1	Joined the Thomson Reuters board on April 17, 2008 after completion of the Reuters acquisition.

Risk Management and Internal Controls

Risk Management

Our enterprise risk management (ERM) process is managed by the General Counsel, with assistance from the VP, Corporate Compliance and Audit. On a semi-annual basis, Mr. Glocer’s executive committee undertakes formal risk reviews. For our business units and functional departments, ERM is an ongoing process under continuous review.

The ERM process is designed to enhance the identification and mitigation of risk throughout Thomson Reuters, and to assist the Audit Committee in complying with its corporate governance oversight responsibility for risk management (which is part of our overall internal controls). The ERM process is intended to:

•	Systematically and comprehensively identify significant operational, strategic, reputational and other risks in our businesses;

•	Assess the impact of those significant risks; and

•	Implement action plans and internal controls addressing the risks.

On an annual basis, the Audit Committee reviews and discusses identified risks and the steps that management is taking to manage and mitigate the risks.

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MANAGEMENT INFORMATION CIRCULAR

Internal Control over Financial Reporting

We establish and maintain internal controls over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

We have adopted the Committee of Sponsoring Organizations of the Treadway Commission (COSO) guidance for implementing our internal control framework as part of compliance with the Sarbanes-Oxley Act and applicable Canadian securities law. COSO is considered to be the model internal control framework and references the same internal control objectives and components as are used by the 2005 Turnbull Guidance which assists U.K. companies in assessing the effectiveness of a company’s risk and control processes under the U.K. Combined Code.

The Corporate Compliance and Audit department prepares and oversees the overall plan for internal control over financial reporting. Corporate Compliance and Audit identifies certain entities and/or significant accounts to be within the scope of its internal controls activities. Based on templates completed related to in-scope activities, Corporate Compliance and Audit evaluates responses and develops an audit scope which is presented to the Audit Committee for its review and approval. During the second half of 2008, the Corporate Compliance and Audit department tested applicable controls in order to achieve compliance with the required year-end evaluation of the effectiveness of the internal control system. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2008. Results of the evaluation were reviewed with the Audit Committee, on behalf of the board.

Disclosure and Communications Controls and Procedures

We have adopted disclosure controls and procedures to ensure that all information required to be disclosed by us in reports and filings with Canadian, U.K. and U.S. securities regulatory authorities and stock exchanges and other written and oral information that we publicly disclose is recorded, processed, summarized and reported accurately and within the time periods specified by rules and regulations of the securities regulatory authorities. These disclosure controls and procedures are also designed to ensure that this information is accumulated and communicated to management (including the CEO and CFO), as appropriate, to allow timely decisions regarding required disclosure. These disclosure controls are reviewed and approved annually by the board and the disclosure committee.

Certifications and Responsibility Statements

As required by applicable Canadian and U.S. securities laws, our CEO and CFO provide certifications that they have reviewed our annual and quarterly reports, that the report contains no untrue statements or omissions of material facts and that the report fairly presents our financial condition, results of operations and cash flows. In addition, the CEO and CFO make certifications regarding our disclosure controls and procedures and internal control over financial reporting. Our CEO and CFO concluded that our disclosure controls and procedures were effective as of December 31, 2008.

The directors also make responsibility statements in connection with the preparation of certain financial statements, as required by applicable U.K. rules and regulations. These statements set out, to the best of a director’s knowledge, that the financial statements give a true and fair view of our assets, liabilities and financial position and profit/loss, and the undertakings included in the consolidation as a whole. The statements also set out to a director’s knowledge that the management report includes a fair review of the development and performance of our business and position and the undertakings included in the consolidation, taken as a whole, together with a description of the principal risks and uncertainties that they face. The half-yearly financial statements also contain a responsibility statement by the directors to the best of their knowledge confirming that the financial statements give a true and fair view. In preparing financial statements, applicable accounting standards have been used and applied consistently, and reasonable and prudent judgments and estimates have been made where appropriate.

Corporate Communications

On a day-to-day basis, inquiries or other communications from shareholders, analysts and the media to management are answered by our investor relations and media relations departments or referred to another appropriate person in our company.

Senior executives meet regularly with financial analysts and institutional investors, and our earnings conference calls are broadcast live via webcast and are accessible to interested shareholders, the media and members of the public. Presentations given by senior executives at investor conferences are promptly made public on our website. Non-management directors are offered the opportunity to attend meetings with major shareholders and from time to time, some directors attend our presentations.

The Chairman and other directors (along with the CEO, CFO and other members of senior management) are available at our annual general meeting to answer questions from shareholders.

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Transactions Involving Directors or Officers

In the case of any potential or actual conflict of interest, each director or executive officer is required to inform the board. These are sometimes referred to as “situational conflicts”. Unless otherwise expressly determined by the board or relevant committee of the board, a director or officer who has a conflict of interest in a matter before the board or such committee must not attend any part of a meeting during which the matter is discussed or participate in any vote on the matter and may be required to take other steps to avoid the conflict of interest. Related party transactions are considered by the Corporate Governance Committee or, where appropriate, a special committee of independent directors.

Outside Professional Advisors

The board and any of its committees are able to retain an outside independent professional advisor at any time at the expense of our company and have the authority to determine the advisor’s fees and other retention terms. Individual directors are able to retain an outside independent professional advisor at the expense of our company subject to notifying the Corporate Governance Committee in advance.

The HR Committee retains an independent consulting firm to advise it on compensation matters relating to senior management. The independent consulting firm also reviews executive compensation programs and provides guidance and analysis on plan design and market trends and practices. The HR Committee also utilizes and relies upon independent market survey data provided by an independent consulting firm regarding executive compensation for organizations of comparable size and scope with which Thomson Reuters is most likely to compete for executive talent. Additional information is provided in the “Compensation Discussion and Analysis” section of this circular.

Code of Business Conduct and Ethics

In 2008, we adopted a new Code of Business Conduct and Ethics that applies to all employees, directors and officers, including our CEO, CFO and Controller. All employees, directors and officers are required to submit an acknowledgement that they have received and read a copy of the Code and understand their obligations to comply with the principles and policies outlined in it. In an effort to promote further a culture of ethical business conduct throughout Thomson Reuters, a mandatory online training course related to the Code is expected to be launched in 2009 (based on similar courses used by each of Thomson and Reuters prior to the formation of Thomson Reuters). The Corporate Governance Committee receives an annual report regarding the Code from the General Counsel.

In 2008, no material violations by our directors or executive officers were reported for the Code of Business Conduct and Ethics. Also, no waivers under the Code were sought by or granted to any of our directors or executive officers in 2008.

A copy of our Code is available on our website, www.thomsonreuters.com, as well as on www.sedar.com and www.sec.gov.

Communication with the Board

Shareholders and other interested parties may contact the board or its non-management or independent directors as a group, or the directors who preside over their meetings, by writing to them c/o Secretary to the Board, 65 Queen Street West, Suite 2400, Toronto, Ontario M5H 2M8, Canada.

SHARE REPURCHASE PROGRAM

Information regarding our share repurchase program is described in the “Business of the Meeting” section of this circular within Proposal 4 (Resolution 22).

ADDITIONAL INFORMATION

Our Code of Business Conduct and Ethics, corporate governance guidelines and committee charters are available in print to any shareholder who requests a copy in writing to: Thomson Reuters, Attention: Investor Relations Department, 3 Times Square, New York, New York 10036, United States. These documents are also available on our website.

Financial information about our company is provided in our consolidated financial statements and MD&A. You can obtain copies of these financial statements and MD&A by contacting our Investor Relations Department by mail or e-mail as indicated in the paragraph immediately above. You can also find these financial statements and MD&A on our website, www.thomsonreuters.com.

You may access other information about our company, including our continuous disclosure materials, reports, statements and other information that we file with the Canadian securities regulatory authorities through SEDAR at www.sedar.com and in the United States with the SEC through EDGAR at www.sec.gov. Information that we announce in the United Kingdom through RNS, a Regulatory Information Service, is available on our website, www.thomsonreuters.com, as well as on SEDAR and EDGAR.

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MANAGEMENT INFORMATION CIRCULAR

Copies of the directors’ appointment letters will be available for inspection at our offices in New York and London during normal business hours on any weekday (excluding Saturdays and public holidays) from the date of this circular until the end of the meeting. The letters will also be available at the meeting place for at least 15 minutes before and during the meeting. The register of directors’ interests in our securities will also be available for inspection at the meeting place throughout the duration of the meeting.

If you are either unable to attend the meeting and would like to ask a question in connection with the business of the meeting or would like to raise your question before the meeting, you may do so by writing to the attention of the Secretary to the Board, Thomson Reuters, Suite 2706, Toronto Dominion Bank Tower, P.O. Box 24, Toronto-Dominion Centre, Toronto, Ontario M5K 1A1, Canada. Thomson Reuters will seek to respond to your questions either in writing or at the meeting.

NYSE and Nasdaq Compliance

Under NYSE listing standards, we are required to disclose any significant ways in which our corporate governance practices differ from those required to be followed by U.S. domestic companies under NYSE listing standards. There are no significant differences between our corporate governance practices and those required of domestic companies under NYSE listing standards.

We also comply with all Nasdaq governance requirements, with the exception of one provision. Reuters previously received a waiver from Nasdaq (which applies to Thomson Reuters PLC as a successor) on the basis that compliance with the Nasdaq requirement that all shareholder meetings require a quorum of at least one-third of outstanding voting shares would be contrary to standard U.K. business practice. Thomson Reuters PLC’s Articles of Association provide, as is typical for English public companies, that a quorum shall consist of any two shareholders.

U.K. Combined Code Compliance

In 2008, we complied with the provisions set forth in Section 1 of the U.K. Combined Code, with the following exceptions, which are discussed in more detail in the “Statement of Corporate Governance Practices” section of this circular:

•	The Chairman was not independent upon appointment, as he is also Chairman of Woodbridge, the controlling shareholder of Thomson Reuters;

•
No individual member of the Audit Committee has been identified by the board as having “recent and relevant financial experience”, but the board believes that the members of the Audit Committee collectively are experienced and influential individuals who have the attributes required to discharge the Audit Committee’s responsibilities properly;

•
The HR Committee (which performs the functions of a remuneration committee for purposes of the U.K. Combined Code) includes two directors who are not independent because they are directors and current or former executive officers of Woodbridge; and

•
The Corporate Governance Committee decided not to undertake a formal performance evaluation for individual directors in 2008 because of substantial changes to the composition of the board resulting from the Reuters acquisition. The Corporate Governance Committee expects to conduct performance evaluations of individual directors in 2009.

While our independent auditors, PricewaterhouseCoopers LLP, are not required to form an opinion on the effectiveness of our corporate governance procedures, U.K. rules require our auditors to review whether this corporate governance disclosure reflects our compliance with nine specified provisions of the U.K. Combined Code related to accountability and audit.

DIRECTORS’ APPROVAL

The contents and mailing to shareholders of this circular have been approved by the boards of directors of Thomson Reuters Corporation and Thomson Reuters PLC.

/s/ David W. Binet

David W. Binet

Secretary to the Board, Thomson Reuters Corporation
Company Secretary, Thomson Reuters PLC

March 26, 2009

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MANAGEMENT INFORMATION CIRCULAR
APPENDIX A

Stock Incentive Plan
Eligibility	Any employee or officer of Thomson Reuters (as may be determined by the HR Committee). Non-employee directors are not eligible to participate in the plan.
Purpose
Provide an additional incentive to participants, encourage stock ownership by them and thereby increase their proprietary interest in our company’s success and their desire to remain with Thomson Reuters.

Maximum number of shares issuable	50,000,000 shares
Issued as of December 31, 2008	4,151,934 shares, representing approximately 0.5% of the total voting interests of Thomson Reuters.
Available for issue as of December 31, 2008	25,549,327 shares
Other limits	•
The maximum number of shares that may be issued under the stock incentive plan is 50,000,000 (provided that not more than 5,000,000 shares may be issued under grants other than stock options, SARs or RSUs). Shares may consist, in whole or in part, of Thomson Reuters Corporation common shares or Thomson Reuters PLC ordinary shares issued from treasury or Thomson Reuters Corporation common shares or Thomson Reuters PLC ordinary shares purchased on the open market or any combination thereof.

•
The maximum number of shares that may be issued under plan awards held by any one person under the plan must not exceed 5% of the aggregate number of the outstanding Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares determined on a non-diluted basis. The maximum number of shares for which plan awards may be granted and which may be otherwise awarded under the plan to any individual during any one-year period is 2,500,000.

•
The maximum number of shares which may be issued under plan awards held by a participant granted under the plan and under any other share compensation arrangement of Thomson Reuters (i) to all “insiders” may not exceed 10% of the aggregate number of the outstanding Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares at such time determined on a non-diluted basis, and (ii) to all “insiders” and such insiders’ “associates” during any one-year period may not exceed 5% of the aggregate number of the outstanding Thomson Reuters Corporation common shares and Thomson Reuters PLC ordinary shares at such time determined on a non-diluted basis.

•
The maximum number of shares that may be issued through ISOs under the plan is 5,000,000. Shares subject to awards which are cancelled, expired, forfeited or terminated without having been exercised are available for new awards under the stock incentive plan.

Types of awards that may be issued
Non-qualified stock options, incentive stock options (ISOs), stock appreciation rights (SARs) and awards of RSUs. Through March 26, 2009, we have only issued non-qualified stock options and RSUs under this plan.

Maximum option term	10-year expiration date from the date of grant.
Exercise price of options	Equal to the closing price of our shares on the trading day immediately preceding the date of the grant.
Vesting and exercise of options	Stock options must be vested before they can be exercised. Options vest 25% each year over a four year period.
Expiration of options
Options, SARs and RSUs cease to be exercisable according to the terms of the applicable award agreement, or as may be determined by the HR Committee, in the event that a participant ceases to be an employee or officer of Thomson Reuters. Options, RSUs and PRSUs granted in 2008 are subject to early expiration or vesting in certain circumstances, including death, disability, retirement and termination.

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APPENDIX A

Stock Incentive Plan (cont’d)
Plan amendments and changes	The board and/or the HR Committee may make any amendments to the plan or any outstanding award without seeking shareholder approval, except for an amendment which:
•
increases the maximum number of shares that can be issued under the plan, including an increase to a fixed number of such shares or a change from a fixed number of such shares to a fixed maximum percentage;

	•	increases the maximum number of shares which may be issued under the awards held by a participant;
•
reduces the exercise price of an award (including a cancellation and re-grant of an award, constituting a reduction of the exercise price of such award), except in connection with maintaining the value of an award in connection with a change in the number of the outstanding Thomson Reuters Corporation common shares and/or Thomson Reuters PLC ordinary shares, by reason of a stock dividend or split, recapitalization, reorganization, merger, amalgamation, consolidation, combination or exchange of shares or other corporate change affecting such shares;

	•	extends the term of an award beyond its original expiry date, except where the expiry date would have occurred in a blackout period;
•
changes the provisions relating to the transferability of an award, other than for a transfer by will or the laws of descent and distribution, a transfer by a grantee to an entity which is controlled by the grantee or a transfer to a former spouse or domestic partner in connection with a legal obligation or settlement;

•
changes the provisions relating to adjustments in the number or kind of shares or securities reserved for issuance or subject to outstanding awards or the exercise price, in the event of any change in the number of the outstanding Thomson Reuters Corporation common shares and/or outstanding Thomson Reuters PLC ordinary shares, by reason of a stock dividend or split, recapitalization, reorganization, merger, amalgamation, consolidation, combination or exchange of shares or other corporate change affecting such shares;

	•	extends eligibility to participate in the stock incentive plan to a non-employee director;
	•	changes the rights attaching to the Thomson Reuters Corporation common shares and/or Thomson Reuters PLC ordinary shares; or
	•	is required to be approved by shareholders under applicable laws, regulations or stock exchange rules.

Subject to certain exceptions, no such amendment may materially and adversely affect the rights of any participant in relation to any outstanding award granted under the plan without the consent of the affected participant.

Exercise process	Cashless exercises permitted, as well as cash payments.
Transfers and assignments
Not possible other than by will or the laws of descent and distribution, a transfer by a participant to an entity which is controlled by a participant or a transfer to a former spouse or domestic partner of a participant in connection with a legal obligation or settlement. The HR Committee may also determine at the time of grant or thereafter that an award (other than an ISO) is transferable, to the extent permitted by applicable law, in whole or in part and in such circumstances and under such conditions as specified by the HR Committee.

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Phantom Stock Plan
Eligibility	Any employee or officer of Thomson Reuters (as may be determined by the HR Committee). Non-employee directors are not eligible to participate in the plan.
Purpose	If tax or securities regulations make it impracticable or inefficient to make grants under the stock incentive plan, we may allocate units under this plan to executive officers and senior employees.
Maximum number of shares issuable	Not applicable, since all awards are cash-based.
Issued as of December 31, 2008	Not applicable, since all awards are cash-based.
Available for issue as of December 31, 2008	Not applicable, since all awards are cash-based.
Types of awards that may be issued	SARs and other cash-based awards.
Maximum SAR term	10-year expiration date from the date of grant.
Exercise price of SARs	Equal to the closing price of our shares on the trading day immediately preceding the date of the grant.
Vesting and exercise of SARs	SARs must be vested before they can be exercised. SARs vest 25% each year over a four year period.
Expiration of SARs	Identical to the provisions of the stock incentive plan described above.
Plan amendments and changes	Substantially similar to the provisions of the stock incentive plan described above.
Exercise process	Election made to Corporate Human Resources Department; no payments due upon exercise.
Transfers and assignments	Identical to the provisions of the stock incentive plan described above.

Deferred Compensation Plan
Eligibility	Limited number of key executives in the United States.
Purpose	Provide specified benefits to a select group of senior management who contribute materially to the continued growth, development and future business success of Thomson Reuters.
Maximum number of shares issuable	7,000,000
Issued as of December 31, 2008	165,647 shares, representing approximately 0.02% of the total voting interests of Thomson Reuters.
Available for issue as of December 31, 2008	6,834,353 shares
Types of equity-based awards that may be issued	Deferred share units (DSUs)
Types of deferrals	Annual base salary as well as annual/long-term incentive awards.
Election process	Irrevocable elections to participate in the plan are made before the beginning of the year.
Value of DSUs
Deferred cash can be converted into DSUs based on the closing price of Thomson Reuters Corporation common shares on the day before the deferral or conversion. If a participant elects to hold DSUs, we credit his or her plan account with a 10% DSU match, which matching units generally vest over a period of four years. DSUs accumulate notional equivalents of dividends paid on Thomson Reuters Corporation common shares.

Plan amendments and changes
Substantially similar to the provisions of the stock incentive plan described above. In 2008, we amended this plan in order to bring it into compliance with Section 409A of the U.S. Internal Revenue Code.

Vesting process	Participants are automatically vested in their DSUs.
Transfers and assignments	Substantially similar to the provisions of the stock incentive plan described above.

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APPENDIX A

Employee Stock Purchase Plans
Eligibility	Designated employees in the United States, United Kingdom, Canada and other countries.
Purpose	Provide eligible employees with an opportunity to purchase shares and to further align their interests with those of our shareholders.
Maximum number of shares issuable	14,000,000 shares (comprised of 8,000,000 for U.S. employee stock purchase plan and 6,000,000 for global employee stock purchase plan).
Issued as of December 31, 2008	2,577,646 shares, representing approximately 0.3% of the total voting interests of Thomson Reuters.
Available for issue as of December 31, 2008	11,422,354 shares
Types of equity-based awards that may be issued	Thomson Reuters Corporation common shares or Thomson Reuters PLC ordinary shares.
ESPP – key terms	• The ESPP is voluntary. Eligible employees contribute to the ESPP through payroll deductions by designating from 1% to 10% of eligible compensation to be withheld.
•
On the last business day of each calendar quarter, we use accumulated payroll deductions to buy Thomson Reuters Corporation common shares for participants. The price paid for shares is 85% of the closing price (i.e., a 15% discount) of Thomson Reuters Corporation common shares on the NYSE on the last trading day of the quarter. Non-U.S. participants purchase shares in the local foreign currency equivalent of this amount.

•
A minimum holding period applies to all shares purchased under the ESPP. While a participant is a Thomson Reuters employee, shares purchased at the end of a calendar quarter may not be sold until the next quarterly offering period ends.

•
Employees may elect to change or suspend payroll deductions during each quarterly offering period and may elect to withdraw from the ESPP at least 10 business days before a quarterly purchase date. If an individual ceases to be eligible employee of a Thomson Reuters subsidiary, he or she is considered to have withdrawn from the ESPP. If ESPP enrollment is cancelled, an employee may withdraw all of his or her payroll deductions from the ESPP that have not been used to purchase shares.

SAYE	For employees based in the United Kingdom or other countries, the global employee stock purchase plan may operate as a “Save-As-You-Earn” plan, savings plan or share incentive plan.
Plan amendments and changes	Substantially similar to the provisions of the stock incentive plan described above.
Transfers and assignments	Not possible other than by the laws of descent and distribution.

401(k) Retirement Savings Plan
Eligibility	Substantially all of our U.S. employees.
Purpose	Provide eligible employees with a tax-qualified company-sponsored retirement savings plan.
Maximum number of shares issuable	Shares for our 401(k) retirement savings plan are currently purchased in the open market.
Issued as of December 31, 2008	Not applicable, since shares are purchased in the open market.
Available for issue as of December 31, 2008	Not applicable, since shares are purchased in the open market.
Contributions
Participating employees can contribute up to 25% of their eligible compensation on a combined before-tax or after-tax basis. We also make a company matching contribution to amounts contributed by participating employees. Effective January 1, 2009, the maximum before-tax contribution that can be made by a participating employee is $16,500 per year (or $22,000 per year for certain participants age 50 and over).

Investment options
As of March 26, 2009, the plan had a number of different investment options, one of which was a company stock fund (Thomson Reuters Corporation common shares). Employees only contribute to the company stock fund if they have elected to do so.

Plan amendments	Substantially similar to the provisions of the stock incentive plan described above.
In 2008, we made certain technical amendments to this plan, primarily related to acquisitions and dispositions of businesses.

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Thomson Reuters

3 Times Square
New York, New York 10036
United States
tel: +1 646 223 4000

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P.O. Box 24, Toronto-Dominion Centre
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tel: +1 416 360 8700

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